UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Pharmasset, Inc.

(Name of Subject Company)

Pharmasset, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

With copies to:

Matthew G. Hurd

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Pharmasset, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 303-A College Road East, Princeton, New Jersey 08540. The Company’s telephone number at such address is (609) 613-4100.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (each, a “Share”). As of December 1, 2011, there were 75,737,695 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Royal Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Royal Merger Sub II Inc., a Delaware corporation (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”) and an indirect wholly-owned subsidiary of Gilead, to purchase all of the issued and outstanding Shares at a purchase price of $137.00 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Merger Sub or Merger Sub II, with the purchasing entity being designated by Gilead prior to the date and time at which the Shares are first accepted for payment in the Offer. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on December 6, 2011. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 21, 2011 (as amended or modified from to time, the “Merger Agreement”), among the Company, Gilead and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Gilead (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Gilead, Merger Sub or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by the Company or its subsidiary and (iii) Shares held by holders of Shares who properly demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest. If, prior to the Acceptance Time (as defined below), Gilead elects for Merger Sub II to purchase the Shares, then Merger Sub will assign all of its rights, interests and obligations under the Merger Agreement to Merger Sub II, and all references in the Merger Agreement to Merger Sub shall be deemed to be to Merger Sub II.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on Thursday, January 12, 2011 (one minute after 11:59 p.m., New York City time, on Wednesday January 11, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 333 Lakeside Drive, Foster City, California 94404, and the telephone number at such principal offices is (650) 574-3000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.pharmasset.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On November 21, 2011, the Company, Gilead and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Gilead. None of the holders of Shares, holders of shares of Gilead or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Merger Sub, Gilead or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

If Merger Sub accepts for payment the Shares tendered into the Offer, then from time to time thereafter Merger Sub is entitled to designate to the Company’s board of directors (the “Board”) such number of directors, rounded up to the nearest whole number, as is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) that are then beneficially owned by Merger Sub and its affiliates and to have such designees be elected or appointed to such classes of the Board so as to be as evenly distributed as possible among the three classes of directors on the Board. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will use its reasonable best efforts to elect or appoint Merger Sub’s designees to the Board, including by promptly filling vacancies or newly created directorships on the Board, increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will also use its reasonable best efforts to cause Merger Sub’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. For more information see “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

The Merger Agreement provides that, immediately prior to the time at which Merger Sub accepts for payment all Shares validly tendered into the Offer and not properly withdrawn prior to the Expiration Time (the “Acceptance Time”), each outstanding option to purchase Shares (a “Company Option”) granted under the Company’s stock plans (the 1998 Stock Plan, as amended, and the 2007 Equity Incentive Plan, as amended) will fully vest and be cancelled in exchange for a cash payment in an amount equal to the product of (i) the number of Shares subject to such Company Option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price of such Company Option, less any applicable tax withholdings. The cash payments with respect to the Company Options will be delivered as soon as practicable following the Acceptance Time.

Based upon holdings of Company Options as of December 1, 2011 and an Offer Price of $137.00, the estimated consideration that the Company’s executive officers and the non-employee directors would receive is as follows: P. Schaefer Price, $34.6 million in the aggregate based on the cash-out of 399,950 unvested Company

Options; Kurt Leutzinger, $13.2 million in the aggregate based on the cash-out of 149,250 unvested Company

Options; M. Michelle Berrey, $13.5 million in the aggregate based on the cash-out of 151,750 unvested Company Options; Michael J. Otto, $11.2 million in the aggregate based on the cash-out of 125,000 unvested Company Options; Michael D. Rogers, $10.3 million in the aggregate based on the cash-out of 117,500 unvested Company Options; and the five non-employee directors (as a group), $21.4 million in the aggregate based on the cash-out of 206,250 unvested Company Options. The preceding amounts do not reflect the cash-out of Company Options that are currently vested and exercisable.

Treatment of Company Restricted Shares.

The Merger Agreement provides that, immediately prior to the Acceptance Time, any vesting conditions or restrictions applicable to any outstanding shares of restricted stock (“Company Restricted Shares”) granted under the Company’s stock plans will lapse, and the holders thereof will be entitled to tender any such Company Restricted Shares into the Offer and receive the same cash consideration on the same terms and conditions as the other holders of Shares (provided that applicable taxes will be withheld).

Based upon holdings of Company Restricted Shares as of December 1, 2011, the estimated consideration that the Company’s five non-employee directors (as a group) would receive is $11.6 million in the aggregate, based on 85,000 Company Restricted Shares. This amount includes 5,000 Company Restricted Shares issued to the non-employee directors (as a group) in respect of the Company’s 2012 fiscal year. None of the Company’s executive officers (including Mr. Price, who is also a member of the Board) held any Company Restricted Shares as of December 1, 2011.

Employment Agreement with Mr. Price.

The Company previously entered into an employment agreement with its President and Chief Executive Officer, Mr. Price. The employment agreement provides Mr. Price with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which would include the transactions that will be effected as of the Acceptance Time.

Mr. Price will experience a change in control termination if his employment is terminated (i) by the Company (or its successor) without “cause” or (ii) by Mr. Price for “good reason,” in each case within 18 months following the Acceptance Time. In the event of such a termination, Mr. Price is entitled to receive (x) a lump-sum payment equal to one and a half (1.5) times his then current annual base salary, plus the amount of benefits that would otherwise be payable to Mr. Price prior to his termination and (y) salary, bonus and benefits continuation for one year following such termination. In addition, Mr. Price is entitled to receive accelerated vesting of all stock options (although all of his options will be cancelled in exchange for a cash payment, as described above in “— Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Stock Options”). If Mr. Price’s employment is terminated by the Company for “cause” or if he voluntarily resigns without “good reason,” then he will not be entitled to severance payments and benefits.

Based on Mr. Price’s compensation levels as of December 1, 2011, the amount of cash severance that would be payable to Mr. Price upon a qualifying termination is approximately $1.7 million (plus an estimated $61,714 of benefits continuation).

Under the terms of his employment agreement, Mr. Price is prohibited, during the term of his employment and for a period of 18 months thereafter, from directly or indirectly (i) soliciting employees of the Company or (ii) engaging in a business that is competitive with the Company in North America, Latin America or South America, in each case without the Company’s prior consent. If Mr. Price violates these provisions, the Company may cancel the above severance payments and benefits (to the extent they have not already been paid).

Under Mr. Price’s employment agreement, “cause” is generally defined to mean Mr. Price’s: (i) act or acts amounting to gross negligence or moral turpitude which are detrimental to the Company (or its successor); (ii) fraud or embezzlement of funds or property; (iii) conviction of or pleading guilty to a felony not involving traffic or administrative sanctions; (iv) failure to observe or perform any material covenant, condition or provision of the employment agreement or of the written policies of the Company (or its successor); or (v) performance of substantial and continued services for any other person or entity without the prior written consent of the Chairman of the Board. Under Mr. Price’s employment agreement, “good reason” is generally defined to mean a reduction in Mr. Price’s overall level of responsibility, requiring Mr. Price to report to anyone other than the Board or the elimination of any of Mr. Price’s current principal duties.

In addition, the Company previously entered into a change in control severance agreement with Mr. Price, which entitles Mr. Price to the better of the severance benefits provided under such agreement and Mr. Price’s employment agreement. Mr. Price’s change in control severance agreement also provides that if any of the payments and benefits provided under the change in control severance agreement or otherwise (including pursuant to Mr. Price’s employment agreement) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), then Mr. Price would receive the greater of such payments and benefits or a lesser amount to the extent that such amount would not be subject to the Excise Tax, in each case on an after-tax basis. Because Mr. Price’s employment agreement provides for higher severance benefits than those pursuant to his change in control severance agreement, this Schedule 14D-9 assumes that Mr. Price will receive the severance payments and benefits pursuant to his employment agreement described above.

Severance Agreements with Mr. Leutzinger and Drs. Otto, Rogers and Berrey.

The Company previously entered into a change in control severance agreement with each of Mr. Leutzinger and Drs. Otto, Rogers and Berrey (each, a “Severance Agreement”). The Severance Agreements provide the executive officers with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which includes the transactions triggered as of the Acceptance Time.

Each executive officer mentioned above will experience a change in control termination if his or her employment terminates as a result of an “involuntary termination” at any time within eighteen months after the Acceptance Time. In the event of such a termination, the executive officer is entitled to receive (i) a lump-sum payment equal to 12 months of his or her monthly base salary as in effect immediately prior to the termination date or, if greater, as in effect immediately prior to the Acceptance Time and any allowances in effect as of the termination date (payable within 30 days of the termination date, subject to any delay, if and to the extent required under Section 409A of the Internal Revenue Code of 1986, as amended) and (ii) the same level of Company-paid health (i.e., medical, vision and dental) coverage and benefits as in effect for the executive officer (and any eligible dependents) immediately preceding the termination date until the earlier of (x) the date the executive officer (or eligible dependents) is no longer eligible to receive continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), (y) 12 months from the termination date or (z) the date the executive officer first receives similar benefits from a new employer. In addition, each executive officer is entitled to receive accelerated vesting of all stock options and, in the event that Company stock remains outstanding, is entitled to exercise all vested stock options for a period of two years following the termination date (although all their options will be cancelled in exchange for a cash payment, as described above in “— Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Stock Options”).

The Severance Agreements further provide that if any of the payments and benefits provided under the Severance Agreements or otherwise would be subject to the Excise Tax, then the executive officer would receive the greater of such payments and benefits or a lesser amount to the extent that such amount would not be subject to the Excise Tax, in each case on an after-tax basis.

Based on the executive officers’ compensation levels as of December 1, 2011, the amount of cash severance that would be payable upon a qualifying termination are as follows: Mr. Leutzinger, $340,000 (plus an estimated $16,916 of the COBRA continuation benefits paid by the Company or its successor); Dr. Otto, $300,000 (plus an estimated $16,916 of the COBRA continuation benefits paid by the Company or its successor); Dr. Rogers, $302,500 (plus an estimated $23,173 of the COBRA continuation benefits paid by the Company or its successor); and Dr. Berrey, $340,000 (plus an estimated $14,061 of the COBRA continuation benefits paid by the Company or its successor).

Receipt of the above severance payments and benefits is conditioned upon each executive officer’s execution of a general release of claims in favor of the Company.

Under the Severance Agreements, an “involuntary termination” is generally defined to mean the occurrence of any of the following events, unless such event is an isolated, insubstantial or inadvertent action that is not taken in bad faith or any action that is remedied by the Company (or its successor) within 30 days after receipt of notice of such action: (i) a significant reduction of the executive officer’s duties, position or responsibilities; (ii) a substantial reduction, without good business reasons, of the facilities and perquisites available to the executive officer (unless a similar reduction is made with respect to other similarly situated employees); (iii) a reduction of the executive officer’s monthly base salary; (iv) a material reduction in the kind or level of employee benefits to which the executive officer is entitled with the result that his or her overall benefits package is significantly reduced (unless a similar reduction is made with respect to other similarly situated employees); (v) relocation of the executive officer to a location more than 50 miles from his or her then-current work location; (vi) termination by the Company (or its successor) without “cause”; or (vii) failure of the Company to obtain the assumption of the Severance Agreement following a change in control; provided that, in the case of prongs (i) through (v), such event is without the executive officer’s express written consent.

Under the Severance Agreements, “cause” is generally defined to mean the executive officer’s: (i) documented, repeated failure to substantially perform his or her duties and responsibilities; (ii) deliberate violation of a material Company (or its successor) policy; (iii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused, or is reasonably expected to result in, material injury to the Company (or its successor); (iv) unauthorized use or disclosure of any proprietary information of trade secrets of the Company (or it successor) or any other party to whom he or she owes an obligation of nondisclosure as a result of his or her relationship with the Company (or it successor); or (v) willful or grossly negligent breach of any of his or her material obligations under any written agreement or covenant with the Company (or its successor).

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its executive officers. During this interim period, the Company may, in the ordinary course of business and consistent with past practice, increase employees’ salaries. The Company also may make contractually-required severance payments. In addition, immediately prior to the Acceptance Time, the Company will pay to each eligible employee a pro rata bonus for the Company’s 2012 fiscal year in an amount equal to the product of (x) the employee’s 2012 fiscal year target bonus, multiplied by (y) the ratio of such employee’s actual bonus received for the Company’s 2011 fiscal year to the employee’s target bonus for the Company’s 2011 fiscal year, multiplied by (z) the quotient of the number of calendar days elapsed between October 1, 2011 and the Acceptance Time, divided by 365 days.

Employee Matters Following Closing.

The Merger Agreement provides that, for a period beginning at the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, Company employees who continue to be employed by Gilead and/or an affiliate following the Acceptance Time (“Continuing Employees”) will be provided with (i) base salary and bonus opportunities (including annual bonus opportunities, but excluding equity-based compensation) that are no less than the base salary and bonus opportunities provided by the Company immediately prior to the Acceptance Time, (ii) pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Acceptance Time and (iii) severance benefits that are no less favorable than those previously disclosed to Gilead (which, for the Company’s executive officers, consist of the severance benefits described above). Following the Effective Time, Continuing Employees will also be eligible to participate in Gilead’s equity compensation plans on the same terms as similarly situated Gilead employees. Gilead will have no obligation and the Company will take no action that would have the effect of requiring Gilead or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

In addition, Gilead and Merger Sub will cause any Gilead benefit plans in which the Continuing Employees are eligible to participate following the Effective Time to take into account all service to the Company as if such service were with Gilead for purposes of eligibility, vesting, level of benefits or benefit accrual under such plans, except with respect to benefit accrual under any defined benefit pension plan or to the extent that such recognition would result in a duplication of benefits. To the extent permitted by applicable law, Gilead and Merger Sub also will cause any benefit plans maintained for the benefit of the Continuing Employees following the Effective Time to (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to amounts paid by such employees during the calendar year in which the Effective Time occurs under similar plans maintained by the Company.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Merger Sub, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of the Offerors or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with the Offerors or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Gilead, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Directors’ and Officers’ Indemnification and Insurance” in the Offer to Purchase.

Continuing Directors.

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” in the Offer to Purchase.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on November 20, 2011, the Board unanimously:

(i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and to holders of the Shares;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; and

(iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement at a meeting of holders of Shares duly called and held for such purpose.

Background and Reasons for the Recommendation.

Background of the Offer.

The Board has in the ordinary course regularly reviewed the Company’s research and development activities relating to its clinical-stage product candidates, as well as the potential for commercializing those product candidates under various scenarios. With the assistance of the Company’s senior management, the Board has periodically considered whether the continued execution of the Company’s business strategy as a stand-alone company, or a possible license or sale of assets to, or a business combination with, a third party offers the best avenue to enhance stockholder value. In connection with its regular reviews of the Company’s strategic direction, the Board and the Company’s senior management have reviewed and considered various opportunities to enter into collaborative agreements with other companies and have evaluated various business development and/or business combination strategies.

In September 2010, the Company received an unsolicited, non-binding, written acquisition proposal from a company codenamed Party A. Following careful consideration, the Board determined to reject Party A’s proposal and not to solicit other business combination proposals at that time. As a result of the receipt of this unsolicited proposal and to facilitate the Board’s evaluation of potential future strategic alternatives, the Board engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) as the Company’s financial advisor.

In the ensuing 2010-2011 period, representatives of Morgan Stanley periodically made presentations to the Board, providing an overview of the Company’s strategic position and preliminary indicative analyses concerning the Company on a stand-alone basis.

On June 20, 2011, P. Schaefer Price, the Company’s President and Chief Executive Officer and a director of the Company, and John C. Martin, Ph.D., Gilead’s Chief Executive Officer and the Chairman of Gilead’s board of directors, met near the Company’s headquarters in New Jersey to discuss their respective companies, recent advances in the treatment of the hepatitis C virus (“HCV”) and the Company’s product pipeline.

On July 29, 2011, Dr. Martin contacted Mr. Price to inform him that he and John F. Milligan, Ph.D., the President and Chief Operating Officer of Gilead, were planning a trip to the East Coast in early August and would like to schedule a meeting for that time. The parties scheduled a meeting for September 2, 2011.

On September 2, 2011, Mr. Price met Dr. Martin and Dr. Milligan in Princeton, New Jersey. At the end of the meeting, in which the participants discussed various strategic and operational aspects of developing and marketing antiviral drugs, Dr. Milligan informed Mr. Price that Gilead was interested in pursuing an acquisition of the Company and, after the meeting, provided Mr. Price with a letter incorporating a proposal (the “September 2 Gilead Proposal”) pursuant to which Gilead would acquire all of the outstanding Shares for a purchase price of $100.00 per Share in cash, which represented a premium of approximately 55.8% to the Company’s closing price on September 2, 2011, 64% to the Company’s average closing price for the previous thirty days and 46.0% to the Company’s all-time high closing price. That day, Mr. Price informed Morgan Stanley and certain members of the Board about the September 2 Gilead Proposal, and the Board met telephonically on September 6, 2011 to discuss Gilead’s letter and its contents.

During the week of September 4, 2011, the Company and the Board retained Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as its legal counsel.

On September 9, 2011, Mr. Price further updated the Board telephonically regarding the September 2 Gilead Proposal. During such teleconference, representatives of Morgan Stanley reviewed with the Board Morgan Stanley’s preliminary views regarding Gilead’s potential ability to pay cash as contemplated in the September 2 Gilead Proposal.

On September 12, 2011, the Board met telephonically. Company management presented clinical information concerning the Company’s product candidates, described the Company’s clinical development plans and outlined certain aspects of the market for HCV therapy. Representatives of Morgan Stanley reviewed certain preliminary indicative analyses of the September 2 Gilead Proposal. A Sullivan & Cromwell partner described the directors’ fiduciary duties under various scenarios and discussed various other matters. Also on September 12, 2011, Mr. Price received a call from Dr. Milligan to discuss recent developments in the Company’s and Gilead’s HCV programs. In addition, they discussed the September 2 Gilead Proposal, and Mr. Price informed Dr. Milligan that the Company had retained Morgan Stanley to act as the Company’s financial advisor. Mr. Price further noted that the Board had already met telephonically, that an additional upcoming Board meeting had been scheduled, and that Mr. Price expected to have more definitive feedback concerning the September 2 Gilead Proposal on or about September 16, 2011.

On September 15, 2011, the Board met telephonically. Management reviewed the September 2 Gilead Proposal, and representatives of Morgan Stanley summarized Morgan Stanley’s preliminary indicative analyses of the proposal using various analytical methodologies. Representatives of Morgan Stanley described various hypothetical responses that the Board could make to the September 2 Gilead Proposal, and the directors discussed the advantages and disadvantages of the several potential responses. Following the discussion, although the Board considered the September 2 Gilead Proposal to be insufficient and did not determine to pursue a sale of the Company, the Board determined that Gilead could be in a position to improve its proposal if it were to have access to certain confidential Company data and development plans that the Company expected to publicly disclose in early November 2011. The Board concluded that it would be advisable to engage in additional discussions with Gilead concerning the September 2 Gilead Proposal and to enable Gilead to evaluate such confidential Company data and development plans so that Gilead could materially improve its proposal. The Board instructed Mr. Price to convey this message to Gilead.

On September 16, 2011, Mr. Price called Dr. Milligan and informed him that while the Board had not determined to seek a sale of the Company, the Board was carefully reviewing and analyzing the September 2 Gilead Proposal. On the basis of such review and analysis, Mr. Price stated that the Board had determined that, even if a determination to sell the Company were to be made, the Board did not believe that the September 2 Gilead Proposal offered sufficient value to the Company’s stockholders. In addition, Mr. Price noted that the Company expected to present important information at the upcoming American Association for the Study of Liver Diseases (the “AASLD”) conference in San Francisco, California on November 4 to November 8, 2011. Mr. Price informed Dr. Milligan that the Company was willing to share this information in advance of the AASLD conference with Gilead if it entered into a confidentiality agreement. Mr. Price also suggested an in person meeting in advance of the next Board meeting scheduled for October 11, 2011.

On September 20, 2011, Mr. Price sent Dr. Milligan a draft confidentiality agreement. Over the next week, at the Company’s direction, representatives of Sullivan & Cromwell discussed revisions to the confidentiality agreement with Gilead’s outside legal counsel, Skadden, Arps, Slate, Meagher and Flom LLP (“Skadden”). On September 29, 2011, Gilead and the Company executed a confidentiality agreement pursuant to which the parties agreed not to disclose certain information in connection with the evaluation of a transaction between the parties. The confidentiality agreement also contained a standstill provision that prohibited Gilead, for an agreed upon period from the date of the agreement (subject to certain “fall-away” provisions), from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company.

On October 3, 2011, members of the Company’s senior management and a representative of Morgan Stanley met with members of Gilead’s senior management to discuss the Company’s research and development pipeline, clinical data and development plans and to provide information that was planned to be released at the upcoming AASLD conference and other confidential information relevant to the Company’s intrinsic value.

On October 7, 2011, Dr. Milligan called Mr. Price and informed him that, based on the information provided in the October 3 meeting and Gilead’s due diligence review to date, Gilead would increase its proposed acquisition price to $125.00 per Share in cash. Dr. Milligan noted that Gilead believed this was a full and fair price and that it would like to move quickly towards signing an acquisition agreement with the Company. Mr. Price then told Dr. Milligan that the Company believed that the information to be released at the upcoming AASLD conference would be well-received by investors. As a result, he noted that the Company would prefer not to make a determination as to whether to enter into discussions until after the AASLD conference. Mr. Price noted that the Board would be convening a meeting on October 11, 2011, and that he expected to be able to provide Dr. Milligan with additional feedback after that meeting. Subsequent to this phone discussion, Dr. Milligan sent to Mr. Price a letter incorporating a proposal (the “October 7 Gilead Proposal”) for Gilead to acquire all of the outstanding common shares of the Company for a purchase price of $125.00 per Share in cash, which represented a premium of 56% to the Company’s closing price on October 6, 2011, 62% to the Company’s average closing price for the previous thirty days and 52% to the Company’s all-time high closing price.

That afternoon, the Board met telephonically to review the October 7 Gilead Proposal. Representatives of Morgan Stanley compared the October 7 Gilead Proposal to the September 2 Gilead Proposal, highlighted the results of certain preliminary analyses with respect to the October 7 Gilead Proposal, and discussed the potential risks and benefits of commencing a process in which one or more parties in addition to Gilead could be invited to review confidential information and submit indications of interest with respect to a potential business combination involving the Company. A Sullivan & Cromwell partner discussed various aspects of such a process and the potential utility of such a process.

On October 11, 2011, the Board convened a meeting in New York. Representatives of Morgan Stanley compared the economic terms of the September 2 Gilead Proposal and the October 7 Gilead Proposal and summarized Morgan Stanley’s preliminary indicative analyses of the October 7 Gilead Proposal using various analytic methodologies. The directors also discussed various operating scenarios and management commercialization forecasts for the Company. The Morgan Stanley representatives and a Sullivan & Cromwell partner presented certain hypothetical responses that the Company could make to Gilead and discussed the potential risks and benefits of conducting a process of inviting indications of interest with respect to a potential business combination involving the Company, and the Morgan Stanley representatives discussed potential participants in such a process. The directors discussed the risks and benefits of conducting a process and the desirability of including various specified parties in such a process. Factors considered by the Board included the parties’ ability to pay for the Shares in cash and/or finance a transaction, the parties’ strategic interests in HCV therapeutics, and the parties’ ability to move quickly and efficiently in a process, particularly in light of the uncertain macroeconomic environment and financial market volatility. After an extensive discussion, and after consultation with the Company’s legal and financial advisors, the Board determined that the Company should continue discussions with Gilead concerning its proposal, while simultaneously commencing a process in which three additional parties, Party A and companies codenamed Party B and Party C, would be invited to participate. The Board instructed Morgan Stanley to contact those parties.

On October 12, 2011, Mr. Price called Dr. Milligan and advised him that the Board had directed Morgan Stanley to conduct a process in which one or more parties in addition to Gilead could be invited to review confidential information and submit business combination proposals to the Company.

On and after October 12, 2011, at the direction of the Company’s senior management, Sullivan & Cromwell commenced preparation of a preliminary draft merger agreement, and, at the Board’s direction, Morgan Stanley contacted Party A, Party B and Party C to ascertain their interest in a potential business combination transaction with the Company. Each of Party A, Party B and Party C expressed interest, and the Company and representatives of Sullivan & Cromwell commenced negotiations to enter into confidentiality agreements with these parties. During the week of October 17, 2011, the Company entered into a confidentiality agreement with Party A and a confidentiality agreement with Party C.

During the week of October 24, 2011, the Company’s senior management, in consultation with Morgan Stanley, concluded that it was desirable to reach out to a fourth party, a company codenamed Party D, to ascertain Party D’s interest in participating in a process to review confidential information and submit an indication of interest with respect to a potential business combination involving the Company. At the Company’s direction, representatives of Morgan Stanley contacted representatives of Party D, who responded that Party D would not be interested in participating.

During the week of October 24, 2011, the Company opened an online data site to Gilead, Party A and Party C in order to facilitate their due diligence analysis of the Company and its operations. The data site contained a variety of confidential data, as well as a draft merger agreement on which participants were required to provide comments.

Throughout October, the Company, Morgan Stanley and Sullivan & Cromwell engaged in various discussions and correspondence with Party B concerning its potential participation in the process. Ultimately, Party B indicated that it was unwilling to enter into a confidentiality agreement similar to those entered into by other participants in the process. During the week of October 31, Party B confirmed to Morgan Stanley that it would not be participating in the process.

During the last week of October and the first two weeks of November 2011, representatives of the Company, Morgan Stanley and Sullivan & Cromwell had numerous consultations and communications with representatives of Gilead, Party A and Party C, together with certain of their respective outside legal counsel, concerning the Company and its affairs. During this process, Company management updated the Board concerning the progress of the strategic alternatives process in conference calls convened on October 28, 2011 and November 3, 2011.

On November 1, 2011, the Company publicly announced the commencement of late-stage clinical trials of PSI-7977 and the possible accelerated timeline to launch its HCV therapy. During the period from November 6 to November 8, 2011, the Company’s clinical investigators presented certain clinical data and development plans of the Company at the AASLD conference. In addition, the Company presented such clinical data and development plans to shareholders and analysts at a webcast investor relations function on November 6, 2011.

On November 3, 2011, at the Company’s direction, Morgan Stanley provided a formal letter to participants in the process that outlined the terms under which proposals to acquire the Company were to be submitted. The letter indicated that all proposals were due no later than November 17, 2011.

On November 9, 2011, the Board met telephonically. Mr. Price noted certain informal feedback received by the Company following its recent data presentations at the AASLD conference. A Sullivan & Cromwell partner reviewed the potential structure of a business combination transaction involving the Company, summarized certain key merger agreement provisions likely to be sought by participants in the process, focusing on various potential features of “no shop” clauses and the termination and termination fee provisions in detail, and answered the directors’ questions concerning the foregoing matters.

Early in the week of November 14, 2011, Party A advised the Company that it would not be submitting a proposal to acquire the Company, and Party C requested additional time beyond November 17 to evaluate the Company and its affairs. After consulting with Morgan Stanley and Sullivan & Cromwell, the Company informed Party C that it would accommodate Party C’s request.

On November 17, 2011, the Company received a revised acquisition proposal from Gilead pursuant to which Gilead would acquire all of the outstanding Shares for a purchase price of $135.00 per Share in cash. In connection with its revised acquisition proposal, Gilead also enclosed its comments to the draft merger agreement, as well as draft commitment letters and ancillary documentation related to its proposal. Also on November 17, Party C advised the Company that it would not be submitting a proposal to acquire the Company.

On November 18, 2011, the Board met telephonically to discuss the proposed merger agreement presented by Gilead. Representatives of Morgan Stanley reviewed Morgan Stanley’s preliminary indicative analysis of the proposed transaction using various analytic methodologies. The directors then discussed various operating scenarios and management commercialization forecasts for the Company and compared such operating scenarios and management commercialization forecasts to Morgan Stanley’s preliminary indicative analyses. A Sullivan & Cromwell partner described the terms of the proposed merger agreement and discussed certain comments to the agreement received from Gilead. The directors discussed various aspects of the proposed agreement, including provisions pertaining to termination and termination fees, the Company’s remedies for potential breach of the agreement and certain representations, warranties and covenants to be made by the Company. Following these discussions, the Board authorized senior management to undertake negotiations with Gilead concerning certain key provisions of the proposed merger agreement.

At the Company’s direction, on the evening of November 18, 2011, representatives of Morgan Stanley and Sullivan & Cromwell contacted representatives of Barclays Capital, Gilead’s financial advisor, and Skadden to identify two significant issues with respect to Gilead’s proposed revised merger agreement and financing commitment letter that would need to be addressed before the Company would consider discussions with Gilead. These issues related to the amount of any termination fee that would be payable by the Company to Gilead in circumstances in which the merger agreement had been terminated but a transaction with a third party had not yet been consummated and the level of conditionality in the financing covenants of the proposed merger agreement. Later that evening, representatives of Skadden and Barclays Capital contacted representatives of Morgan Stanley and Sullivan & Cromwell and addressed the previously-mentioned issues by agreeing that the maximum termination fee payable prior to the consummation of a third-party transaction would equal Gilead’s expenses up to a cap of $10 million and by modifying certain provisions of the financing covenants. In the early morning of November 19, 2011, Sullivan & Cromwell provided a revised draft of the merger agreement to Skadden.

The parties continued to negotiate the terms of the merger agreement over the course of November 19 and November 20, 2011. In the afternoon of November 19, 2011, Mr. Price was contacted by Dr. Milligan and during the course of this discussion Dr. Milligan advised Mr. Price that Gilead’s board of directors was concerned about keeping the proposal open into the Thanksgiving week unless significant progress was made on the merger agreement. In the afternoon of November 20, 2011, Mr. Price was contacted by Dr. Milligan to discuss open terms and conditions in the draft merger agreement, and Dr. Milligan presented a proposal for the Company’s consideration relating to, among other things, certain termination rights, termination fees, the Board’s right to change its recommendation, the timing of the commencement of the Offer and the length of the offer period.

The Board met telephonically in the evening of November 20, 2011, to review with the Company’s senior management, Morgan Stanley and Sullivan & Cromwell the state of the negotiations, and the directors discussed in depth the potential benefits and drawbacks of the proposed transaction to the Company’s stockholders. Negotiations between the Company’s negotiating team and Gilead’s negotiating team continued in the intervals prior to and after each meeting. At the Company’s direction, representatives of Sullivan & Cromwell contacted representatives of Skadden and Gilead to make a counterproposal relating to, among other things, a reduction in Gilead’s proposed termination fee of 4% of the transaction’s equity value, certain Company termination rights, the outside date at which the merger agreement would be terminated, the timing of commencement of the offer and the length of the offer period. Contemporaneously, Mr. Price contacted Dr. Milligan and suggested that Gilead increase its offer price to $137.00 per Share in cash. Dr. Milligan later called Mr. Price and informed him that Gilead would be willing to increase its offer price to $137.00 per Share and decrease the termination fee to 3% of the transaction’s equity value if, among other things, the Company agreed to Gilead’s position with respect to certain of the Company’s termination rights, the outside date at which the merger agreement could be terminated, the timing of the commencement of the offer and the length of the offer period. Dr. Milligan indicated that the $137.00 constituted Gilead’s best and final offer.

Late in the evening on November 20, 2011, the Board met for a second time. At this meeting, representatives of Morgan Stanley again summarized Morgan Stanley’s analysis of the proposed transaction consideration and rendered to the Board its oral opinion, subsequently confirmed in writing, that as of

November 20, 2011, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the consideration of $137.00 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as discussed below in “— Opinion of the Company’s Financial Advisor.” Such opinion is attached to this Schedule 14D-9 as Annex B.

Following consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and to holders of the Shares; (iii) authorized and approved the Merger Agreement, the Offer, the Merger the other transactions contemplated by the Merger Agreement; and (iv) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement at a meeting of holders of Shares duly called and held for such purpose. Immediately following the meeting of the Board, the compensation committee of the Board reviewed the terms of, and approved, certain Company employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Before the opening of trading on the NASDAQ Stock Market on November 21, 2011, the Company, Gilead and Merger Sub executed the Merger Agreement, and, at approximately 7:00 a.m., New York City time, Gilead and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $137.00 per Share in cash. The press release is filed as Exhibit (a)(7) to this Schedule 14D-9, and is hereby incorporated herein by reference.

On December 6, 2011, the Offerors commenced the Offer, and the Company filed this Schedule 14D-9.

Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management, as well as Morgan Stanley and Sullivan & Cromwell. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents an 89% premium to the trading price at which the Shares closed on November 18, 2011, the last trading day before the announcement of the Offer;

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the fact that the Offer Price represents premiums of 96.5%, 92.8% and 85.2% over the volume-weighted average trading prices for the Shares for the ten-day, thirty-day and sixty-calendar day periods ending immediately before the date of announcement of the Offer, respectively;

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the fact that the Offer Price represents a 54.8% premium to the highest trading price, and a 568.6% premium to the lowest trading price, in the last twelve months prior to the date of announcement of the Offer;

•	the fact that the per-Share trading price of the Shares has never exceeded the level of the Offer Price; and

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the Board’s belief that it had obtained Gilead’s and Merger Sub’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

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Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, the execution risks associated with the commercialization of the Company’s product portfolio, the net losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur significant continued net losses for the next several years. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with the Company and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011).

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Strategic Alternatives. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. The Company actively sought proposals from other potential buyers (as more fully described above in “— Background of the Offer”).

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Morgan Stanley’s Fairness Opinion and Related Analyses. The Board considered (i) Morgan Stanley’s oral opinion, subsequently confirmed in writing, to the Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the consideration of $137.00 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in “— Opinion of the Company’s Financial Advisor” and (ii) the related financial analyses presented by Morgan Stanley to the Board, as more fully described below in “— Opinion of the Company’s Financial Advisor.” The Board was aware that Morgan Stanley became entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Merger, as more fully described below in “Item 4. — The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

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Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of robust arms’ length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors.

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Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

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Tender Offer Structure. The Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

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Certain Commercialization Forecasts. The Board considered certain limited prospective forecasts for the Company prepared by Company management, which reflect an application of various commercial assumptions of the Company’s senior management to an HCV therapy scenario. For further discussion, see “Item 8. Additional Information — Certain Commercialization Forecasts.”

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Gilead, and Gilead’s general ability to complete acquisition transactions;

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the commitments by Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital to lend cash amounts to Gilead and Merger Sub for the purposes of financing the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Financing”);

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

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Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

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Minimum Tender Condition. Consummation of the Offer is conditioned on there being validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) into the Offer and not properly withdrawn a number of Shares that, together with the Shares beneficially owned by Gilead and Merger Sub, constitute at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer) (such condition, the “Minimum Tender Condition”), which Minimum Tender Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

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Ability to Respond to Certain Unsolicited Takeover Proposals. If (i) the Company receives an unsolicited written Acquisition Proposal (as defined in “Section 11 — Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — No Solicitation” in the Offer to Purchase), (ii) the Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal (as defined in “Section 11 — Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — No Solicitation” in the Offer to Purchase) or could reasonably be expected to result in a Superior Proposal, (iii) the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the exercise of the Board’s fiduciary duties and (iv) the person making such Acquisition Proposal enters into a confidentiality agreement meeting specified requirements, then the Board may provide confidential information and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal.

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Change of Recommendation; Ability to Accept a Superior Proposal. If (i) the Company receives an unsolicited written Acquisition Proposal, (ii) the Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that such Acquisition Proposal would constitute a Superior Proposal, and (iii) the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the exercise of the Board’s fiduciary duties, then the Board may effect a Change of Recommendation (as defined in “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Recommendation of the Pharmasset Board” in the Offer to Purchase) and/or cause the Company to enter into an Alternative Acquisition Agreement (as defined in “Section 11 — Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Recommendation of the Pharmasset Board” in the Offer to Purchase), in each case subject to a three-business day “matching right” that would first allow Gilead to match a Superior Proposal. If the Merger Agreement is terminated by the Company or Gilead in connection with a Change of Recommendation relating to a Superior

Proposal, the Company’s entering into an Alternative Acquisition Agreement, or the Board’s failure to publicly confirm the Pharmasset Recommendation (as defined in “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Recommendation of the Pharmasset Board” in the Offer to Purchase) under certain circumstances, then the Company will have an obligation to pay Gilead’s expenses up to $10 million, plus a termination fee of $331.9 million (less any expenses previously reimbursed), if, within one year following such termination, the Company consummates a Subsequent Transaction (as defined in “Section 11— Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Termination Fee” in the Offer to Purchase).

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General Change of Recommendation. In the absence of an Acquisition Proposal, if (i) an event, fact, circumstance or occurrence or combination or series thereof, that was not known to the Board as of the date of the Merger Agreement, becomes known to the Board and (ii) the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the exercise of the Board’s fiduciary duties, then the Board may effect a Change of Recommendation, subject to a three-business day “matching right” that would allow Gilead first to amend the Merger Agreement or the Offer or enter into an alternative transaction. If Gilead terminates the Merger Agreement as a result of such a Change of Recommendation, the Company will have an obligation to pay Gilead’s expenses up to $10 million, plus a termination fee of $331.9 million (less any expenses previously reimbursed), if, within one year following such termination, the Company consummates a Subsequent Transaction.

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Extension of the Offer. Merger Sub’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the “Tender Offer Conditions”). However, Merger Sub is required, under certain circumstances, to, at the request of the Company, extend the Offer beyond the initial Expiration Time if, at any otherwise scheduled Expiration Time, any of the Tender Offer Conditions has not been satisfied or waived. In addition, at the Company’s request Merger Sub will be required to make available a “subsequent offering period” under certain circumstances.

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Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

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No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates. However, the Board also considered the fact that holders of Shares will have the opportunity to invest indirectly in the Surviving Company, if desired, by purchasing shares of Gilead’s common stock, which as of the date of this Schedule 14D-9 is listed on the NASDAQ Global Select Market under the symbol “GILD.”

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Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “— Background of the Offer” and Morgan

Stanley’s advice as to the likely universe of other potential acquirors, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

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Expense Reimbursement and Termination Fees. The Board considered the fact that the Company must pay Gilead its expenses up to $10 million if the Merger Agreement is terminated in certain circumstances, plus a termination fee of $331.9 million (less any expenses previously reimbursed), if, within one year following such termination, the Company consummates a Subsequent Transaction, including the possibility that such fee may, if the Merger Agreement is terminated under certain limited circumstances, be considered by the Company in determining whether to engage in another transaction for up to one year following the termination date. The Board determined that these expense reimbursement and termination fee provisions were reasonable and that they would be unlikely to deter a third party from making a Superior Proposal. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Gilead as a condition to entering into the Merger Agreement.

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Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

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Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board considered the risk that such conditions to the Offer may not be satisfied in the event that a “serious adverse event” with respect to PSI-7977 were to occur, were to be determined by an independent safety review committee to be directly related to PSI-7977, and were to result in either a clinical hold on the development program for PSI-7977 or a significant delay to the development timeline of PSI-7977. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares.

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Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

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Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to holders of Shares. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender.

As of December 1, 2011, the directors and executive officers of the Company beneficially owned 1,296,232 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options), representing approximately 1.7% of the outstanding Shares. The directors and executive officers of the Company have informed the Company that they intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

The Board retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the Board on November 20, 2011, Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed in writing, that as of November 20, 2011, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion, the consideration of $137.00 per Share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of November 20, 2011, is attached hereto as Annex B. Morgan Stanley’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley as set forth in such written opinion. The Company encourages you to read the opinion carefully and in its entirety.

Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view to the holders of Shares of the consideration to be paid pursuant to the Merger Agreement, as of the date of such opinion. It does not address any other aspects of the Offer and the Merger, or in any manner address the prices at which the Shares will trade at any time, and does not constitute an opinion or a recommendation as to whether any holders of Shares should tender such Shares into the Offer or how any stockholders of the Company should vote at any stockholders’ meeting to be held in connection with the Merger. The summary of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•

reviewed certain financial projections constituting the Updated Forecast (as defined below in “Item 8. Additional Information — Certain Commercialization Forecasts”) prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Shares;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Gilead and certain parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the Updated Forecast, Morgan Stanley assumed that it had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares pursuant to the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 20, 2011. Events occurring after November 20, 2011 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its opinion dated November 20, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Various analyses presented below were based on the closing price of the Shares of $72.67 per Share as of November 18, 2011, the last full trading day prior to the public announcement of the Merger Agreement.

Historical Share Price Performance. Morgan Stanley reviewed the historical price performance of the Shares and compared various spot and average historical prices to the consideration of $137.00 per Share.

Morgan Stanley observed that the closing price of the Shares was $72.67 on November 18, 2011, the last full trading day prior to the public announcement of the Merger Agreement. Morgan Stanley noted that the implied premium of the consideration of $137.00 per Share over the closing price per Share on November 18, 2011 was 89%.

Morgan Stanley also observed that the low and high closing prices of the Shares during the 12 months ending November 18, 2011 ranged from $21 to $86 (rounded to the nearest dollar).

The following table presents various high and average closing prices for the Shares and the premiums implied by the consideration of $137.00 per Share over such closing prices. All Share and per Share amounts have been restated for all periods presented to reflect the Company’s August 31, 2011 stock dividend to effect a two-for-one stock split.

	1 - Week Average	2 - Week Average	1 - Month Average	3 - Month Average	6 - Month Average	LTM Average	LTM High
Share Price	$71.48	$69.81	$71.13	$73.06	$65.51	$48.74	$86.00
Premium Implied by Consideration of $137.00 Per Share	92%	96%	93%	88%	109%	181%	59%

Equity Research Analysts’ Future Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts prior to November 18, 2011. These forward price targets, excluding price targets estimating the price at which the Company could be sold, reflected each analyst’s estimate of the future public market trading price of the Shares. Morgan Stanley observed that the undiscounted analyst price targets for the Shares ranged from $77 to $108 per Share as of November 18, 2011, with a median price target of $99.50. Discounted by one year to present value using a discount rate of 8.0%, equivalent to Morgan Stanley’s estimation of the Company’s then-current cost of equity, the analyst price targets for the Shares ranged from $71 to $100 per Share.

Morgan Stanley noted that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is $137.00 per Share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Analysis of Precedent Transactions. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected biopharmaceutical sector transactions announced since 2005. The following is a list of the transactions reviewed:

Selected Transactions (Announcement Date: Target / Acquiror)

• May 2011	Cephalon, Inc. / Teva Pharmaceutical Industries Limited

• September 2010	Crucell NV / Johnson & Johnson

• June 2010	Abraxis BioScience, Inc. / Celgene Corporation

• June 2010	Talecris Biotherapeutics, Inc. / Grifols Therapeutics, Inc.

• May 2010	OSI Pharmaceuticals, Inc. / Astellas Pharma Inc.

• September 2009	Sepracor Inc. / Dainippon Sumitomo Pharma Co., Ltd.

• July 2009	Medarex, Inc. / Bristol-Myers Squibb Company

• October 2008	ImClone Systems Incorporated / Eli Lilly and Company

• July 2008	APP Pharmaceuticals, Inc. / Fresenius SE & Co. KGaA

• April 2008	Millennium Pharmaceuticals, Inc. / Takeda Pharmaceutical Company Limited

• December 2007	MGI Pharma, Inc. / Eisai Co., Ltd.

• November 2007	Pharmion Corporation / Celgene Corporation

• February 2007	New River Pharmaceuticals Inc. / Shire plc

• November 2006	Kos Pharmaceuticals, Inc. / Abbott Laboratories

• October 2006	ICOS Corporation / Eli Lilly and Company

• October 2006	Myogen, Inc. / Gilead Sciences, Inc.

• December 2005	Abgenix, Inc. / Amgen Inc.

Morgan Stanley reviewed the premiums paid for the transactions described above over the closing price of the target company’s stock on the trading day prior to public announcement of the Merger Agreement (the “Unaffected Price”). This review indicated the following:

	High	Low	Mean	Median
Premium to Unaffected Price	90.5%	9.7%	45.4%	49.7%

Morgan Stanley then selected a representative range of implied premiums of 30% to 60% and applied such range to the closing price of the Shares of $72.67 on November 18, 2011, the last trading day prior to public announcement of the Merger Agreement, resulting in Morgan Stanley’s calculation of a range of estimated implied values per Share of $94 to $116 (rounded to the nearest dollar).

Morgan Stanley noted that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is $137.00 per Share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Discounted Cash Flow Analysis. Morgan Stanley calculated a range of implied equity values per Share based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an implied value of the present value of a company’s future cash flows. Morgan Stanley utilized the Updated Forecast prepared by management of the Company in performing its discounted cash flow analysis (see “Item 8. Additional Information — Certain Commercialization Forecasts”). Morgan Stanley calculated the net present value of estimated free cash flows for the Company for the years 2012 through 2030. These cash flows were discounted to present values as of December 31, 2011 at a range of discount rates, equivalent to Morgan Stanley’s estimation of the Company’s then-current weighted average cost of capital, ranging from 7.5% to 8.5%.

The following table summarizes Morgan Stanley’s analysis:

Updated Forecast	Implied Present Value Per Share (rounded to nearest dollar)
Management Case	$136 - $146
Illustrative Downside Case	$109 - $118
Illustrative Upside Case	$164 - $175

Morgan Stanley noted that the consideration per Share to be received by the holders of Shares pursuant to the Merger Agreement is $137.00 per Share.

General. In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view, as of November 20, 2011, of the consideration to be received by the holders of Shares pursuant to the Merger Agreement to such holders and in connection with the delivery of its opinion, dated November 20, 2011, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares was determined through arm’s length negotiations between the Company and Gilead and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement and to recommend that the holders of Shares tender their Shares into the Offer. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the holders of Shares pursuant to the Merger Agreement, or of whether the Board would have been willing to agree to different consideration.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley also is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Gilead, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley an aggregate fee of approximately $46 million, a substantial portion of which is contingent on consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to November 20, 2011, Morgan Stanley has provided financing services to Gilead and financial advisory and financing services to the Company, and has received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financial services to Gilead and the Company in the future and expects to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Morgan Stanley in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

The Company has also retained Sard Verbinnen & Co. LLC (“SVC ”) as its public relations advisor in connection with the Offer and the Merger under customary terms and conditions. The Company has agreed to pay customary compensation to SVC for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the Top-Up Option pursuant to the Merger Agreement and the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price / Share
P. Schaefer Price	October 6, 2011	Sale effected pursuant to an existing Rule 10b5-1 trading plan	40,000	$79.33
William J. Carney	October 11, 2011	Restricted Stock Award to independent directors	1,000	$83.52
Herbert J. Conrad	October 11, 2011	Restricted Stock Award to independent directors	1,000	$83.52

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price / Share
Elliot F. Hahn	October 11, 2011	Restricted stock award to independent directors	1,000	$83.52
Michael K. Inouye	October 11, 2011	Restricted stock award to independent directors	1,000	$83.52
Robert F. Williamson III	October 11, 2011	Restricted stock award to independent directors	1,000	$83.52
M. Michelle Berry	November 4, 2011	Sale effected pursuant to an existing Rule 10b5-1 trading plan	2,041	$74.56
M. Michelle Berry	November 4, 2011	Sale effected pursuant to an existing Rule 10b5-1 trading plan	1,083	$74.56
Michael J. Otto	November 4, 2011	Sale effected pursuant to an existing Rule 10b5-1 trading plan	17,500	$74.56
Kurt Leutzinger	November 11, 2011	Transfer by gift of 75,300 Shares to each of the (i) Kurt Leutzinger 2011 Irrevocable Trust for the Benefit of Jessica Falencki, dated 11/9/2011, Yvonne Leutzinger TTEE and (ii) Kurt Leutzinger 2011 Irrevocable Trust for the Benefit of Michelle Leutzinger, dated 11/9/2011, Yvonne Leutzinger TTEE	150,600	$66.38
P. Schaefer Price	November 18, 2011	Transfer by gift of 69,260 Shares to each of the (i) P. Schaefer Price 2011 Irrevocable Trust for the Benefit of Zoe Belle Price, dated November 17, 2011, Peter S. Price, Sr. TTEE and (ii) P. Schaefer Price 2011 Irrevocable Trust for the Benefit of Phoebe Grace Price, dated November 17, 2011, Peter S. Price, Sr. TTEE	138,520	$72.19

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated (the “Regulatory Condition”). In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission (the “FTC”). If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 1— Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 13 — Conditions to the Offer” in the Offer to Purchase.

The parties anticipate filing Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on or prior to December 15, 2011. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing, unless earlier terminated by the FTC and the Antitrust Division or unless Gilead receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Gilead’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not properly tendered into the Offer and have not voted in favor of adoption of the Merger Agreement, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify holders of Shares of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the special meeting of Company stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form merger procedure without any meeting of holders of Shares, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each Company stockholder of record on the effective date of the Merger. The notice will inform holders of Shares of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO HOLDERS OF SHARES IF THE MERGER IS COMPLETED. HOLDERS OF SHARES WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH HOLDERS OF SHARES HAVE TO TAKE ANY ACTION RELATING THERETO.

HOLDERS OF SHARES WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and hereby incorporated herein by reference.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. Assuming the accuracy of Gilead’s and Merger Sub’s representation in the Merger Agreement as to ownership of Shares (which includes a representation that they and their affiliates or associates are not, and have not been within the three years preceding the date of the Merger Agreement, an “interested stockholder”), the approval of the Merger Agreement and the Offer and the Merger by the Board constitutes approval of the Merger Agreement, the Offer and the Merger for purposes of Section 203, and the Board has approved each of Gilead and Merger Sub (and any designee of Gilead pursuant to the terms of the Merger Agreement) becoming an “interested stockholder” for purposes of Section 203 pursuant to the Offer and the Merger.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Merger Sub might be required to file certain information with, or to receive approval from, the relevant state authorities, and Merger Sub might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If Merger Sub holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Merger Sub will merge with and into the Company under the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. If Merger Sub holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Delaware law, of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger. After the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Merger Sub an irrevocable right, exercisable in whole or in part any time at or after the Acceptance Time, to purchase that number of additional newly issued Shares, at a price per Share equal to the Offer Price, equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Gilead and Merger Sub at the time of exercise, shall constitute at least one Share more than the number of Shares necessary for Merger Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of such Shares) and (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise (the “Top-Up Option”). The Top-Up Option will not be exercisable unless the Minimum Tender Condition has been satisfied, and will terminate upon the termination of the Merger Agreement in accordance with its terms.

If, following the Offer, with or without the exercise of the Top-Up Option, Merger Sub owns at least 90% of the issued and outstanding Shares, Gilead, Merger Sub and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of holders of Shares in accordance with Section 253 of the DGCL. The parties have agreed that Shares issued pursuant to the Top-Up Option and the consideration received therefor will not be considered in any statutory appraisal proceeding.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Certain Litigation.

Two purported holders of Shares have filed putative shareholder class action lawsuits in New Jersey Superior Court and the Delaware Court of Chancery, captioned as follows: Louisiana Municipal Police Employees Retirement System v. Pharmasset, Inc., et al., Case No. C-217-11 (N.J. Super Ct.) and Diana v. Price, et al., C.A. No. 7073-VCP (Del. Ch.). Both actions allege, among other things, that Pharmasset’s directors breached their fiduciary duties by approving the Merger Agreement, and that Pharmasset, Gilead and Merger Sub aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, to enjoin the proposed transaction, as well as money damages. Pharmasset believes that these suits lack merit and intends to vigorously defend against these claims.

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Merger Sub’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, all outstanding Company Options will vest and be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards.” As of December 1, 2011, none of the Company’s named executive officers held any Company Restricted Shares.

Each of our named executive officers is also entitled to certain “double-trigger” severance payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreement with Mr. Price and Severance Agreements with Mr. Leutzinger and Drs. Otto, Rogers and Berrey.” For Mr. Price, these severance payments and benefits are payable in the event of a termination of employment by the Company without “cause” or by Mr. Price with “good reason.” For the other named executive officers, these severance payments and benefits are payable in the event of an “involuntary termination,” which includes a termination without “cause.” For Mr. Price, provision of these severance payments and benefits is conditioned upon compliance with non-competition and non-solicitation provisions that apply for a period of 18 months after termination of employment. For the other named executive officers, provision of these severance payments and benefits is conditioned upon the execution of a general release of claims in favor of the Company. In addition, each of our named executive officers will be paid immediately prior to the Acceptance Time a pro rata bonus in respect of the fiscal 2012 period, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Compensation Actions Between Signing of Merger Agreement and Completion of Merger.” There are no Internal Revenue Code Section 280G Excise Tax gross-up obligations.

The amounts set forth in the table below assume the following:

•	the Acceptance Time occurred on December 1, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•

the Company’s named executive officers were terminated without “cause” immediately following the Acceptance Time on December 1, 2011, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the $137.00 per Share cash consideration payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other (4)	Total ($)
P. Schaefer Price	$1,744,000	$34,552,509	$61,714	$79,697	$36,437,920.00
Kurt Leutzinger	$340,000	$13,150,478	$16,916	$31,962	$13,539,356.00
M. Michelle Berrey	$340,000	$13,469,728	$14,061	$31,962	$13,855,751.00
Michael J. Otto	$300,000	$11,221,075	$16,916	$28,202	$11,566,193.00
Michael D. Rogers	$302,500	$10,263,325	$23,173	$28,437	$10,617,435.00

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within 18 months following the Acceptance Time, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels. For Mr. Price, these amounts assume that he will receive the severance payments and benefits provided under his employment agreement rather than his change in control severance agreement, which consist of a lump sum payment equal to 1.5 times his annual base salary, and salary and bonus continuation for one year. For each of the other named executive officers, these amounts consist of 12 months of his or her base salary payable in a lump sum.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of unvested Company Options immediately prior to the Acceptance Time, which will occur automatically and without regard to whether or not the named executive officer’s employment is terminated.
(3)	For Mr. Price, this amount represents the value of “double-trigger” continuation of benefits, including health, dental and vision insurance payments and matching contributions under our tax-qualified 401(k) plan, for a period of one year. For the other named executive officers, these amounts represent the value of “double-trigger” payments for Company-paid health (i.e., medical, vision and dental) coverage and benefits for the named executive officer (and any eligible dependents) at the level in effect immediately preceding the termination date for a period of one year. The Company’s obligations to pay these amounts to the named executive officers, other than Mr. Price, will cease on the earlier of (x) the date the named executive officer receives similar benefits from a new employer or (y) the date the named executive officer is no longer eligible to receive continuation coverage pursuant to COBRA.
(4)	These amounts represent the “single-trigger” pro-rata cash bonuses that will be paid immediately prior to the Acceptance Time.

Certain Commercialization Forecasts.

Management’s Forecasts.

In addition to their consideration of the Offer and the Merger, the Board and the Company’s senior management have regularly reviewed and discussed the Company’s research and development activities relating to its product candidates, as well as the potential for commercializing those product candidates, have periodically considered whether the continued execution of the Company’s business strategy as a stand-alone company, or a possible license of assets or sale to, or a combination with, a third party offers the best avenue to enhance stockholder value, have considered opportunities to enter into collaborative agreements with other companies, and have evaluated various business development and/or business combination strategies.

The Company, which does not yet have any marketed products and has not previously earned any profits, does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to the extreme uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s regular review of the Company’s strategic alternatives, including the Offer and the Merger, the Company’s senior management prepared, and subsequently updated to reflect the emergence of new data, limited prospective forecasts for the Company by estimating future commercialization metrics with respect to the Company’s clinical-stage product candidates — specifically, PSI-7977, PSI-938 and mericitabine (or RG7128). The Company’s senior management based these limited prospective commercialization forecasts on certain proprietary assumptions about the launch timing, pricing, market growth, market share, competition, the commercial life of the product candidates, and other relevant factors relating to the commercialization of each of the Company’s product candidates.

The Company’s senior management initially prepared three limited prospective commercialization forecasts for the Board’s consideration, herein referred to as the “Base Forecast,” the “Downside Forecast” and the “Upside Forecast” and, collectively, as the “Initial Forecasts.” The Initial Forecasts were intended to reflect the potential outcomes of different HCV therapy scenarios in light of the rapidly-evolving nature of the HCV scientific field and the Company’s underlying development strategy for the Company’s product candidates. After the AASLD conference, around which time new Company and third-party information was publicly presented, the Company’s senior management reviewed and simplified their view of the potential HCV therapy scenarios and prepared one new prospective forecast, which reflected an application of various commercialization assumptions made by the Company’s senior management to an HCV therapy scenario, and also included ranges of possible deviations for each of the relevant commercialization assumptions. We refer to this limited prospective commercialization forecast as the “Updated Forecast.” We refer to all referenced commercialization forecasts collectively as the “Forecasts.”

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective commercialization information that was made available to the Board for purposes of considering and evaluating Gilead’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, Morgan Stanley. See a description of Morgan Stanley’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information. The Forecasts were not provided to Gilead.

The Forecasts were, in general, prepared solely for internal use, are subjective in many respects and are thus subject to interpretation. The Forecasts reflect numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends with respect to HCV therapy or accurately estimate the future market for the Company’s product candidates. There can be no assurance that the administration of any of the Company’s clinical-stage product candidates will be efficacious in the treatment of HCV, and it is possible that other therapeutic scenarios will be preferable methods to treat chronic HCV infection.

The Forecasts were prepared based on the Company’s continued operation as a stand-alone company. They do not take into account the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement’s having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken were the Merger Agreement not to have been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger.

Initial Forecasts.

The Initial Forecasts were presented to the Board in and prior to September 2011 and were based on varying scenarios for the development and commercialization of PSI-7977. The Base Forecast assumed that PSI-7977 would be available for use in combination with another nucleoside/tide analog, predominately PSI-938. The Downside Forecast, although generating significant revenue for the Company, assumed that PSI-7977 would be used in combination with another direct acting antiviral from another class. In this scenario, the Company would only have realized revenue from one-half of the combination, unlike in the Base Forecast, in which the Company would have realized a majority of revenue from proprietary combinations. The Upside Forecast assumed that PSI-7977 would be used as monotherapy. This scenario, because it simplified treatment and did not require the administration of additional drugs with potentially-harsh side effects, assumed the greatest likelihood of increasing the diagnosis and treatment rates for HCV. Other important drivers that generally have significant impact on such forecasts are price, launch timing/revenue recognition and market penetration. These parameters were most favorable in the Base Forecast and in the Upside Forecast. The Company’s share of the genotype 1 HCV market also varied by scenario. In the Downside Forecast, the Company’s genotype 1 market share was 45%, as compared to 54% in the Base Forecast and 63% in the Upside Forecast.

Updated Forecast.

At the 2011 AASLD conference, the Company publicly presented new information about its clinical data and product candidates, which the Company’s senior management believed had potential ramifications on the Initial Forecasts. This information included: (1) the Company’s study results finding that PSI-7977, administered in combination with pegylated interferon (“IFN”) and ribavirin (“RBV”) in treatment-naïve subjects with HCV genotype 1, achieved a sustained virologic response (an “SVR”) after 12 weeks in 43 out of 44 (98%) evaluable subjects; (2) the Company’s study results finding that PSI-7977, administered in combination with RBV but without IFN in treatment-naïve subjects with HCV genotypes 2 or 3, achieved an SVR after 12 weeks in ten of ten (100%) evaluable subjects, and that, with respect to all 30 other subjects who were also administered IFN in addition to PSI-7977 and RBV, the duration of the administration of IFN made no difference in their SVR; and (3) the Company’s initiation of a Phase 3 clinical trial for PSI-7977 consisting of three IFN-free, 12-week studies in combination with RBV in subjects with all HCV genotypes.

In addition to such novel data relating to the Company’s nucleotides, data released at or around the AASLD conference by several competitor companies also caused the Company’s senior management to re-evaluate the Initial Forecasts. In late October 2011, Abbott Laboratories Inc. released preliminary data from a small cohort of HCV genotype 1 subjects receiving 12 weeks of IFN-free therapy with a four drug regimen, including a ritonavir-boosted protease inhibitor, a non-nucleoside polymerase inhibitor and RBV, suggesting initial SVR rates of 90%. In addition, at the AASLD conference, Bristol-Myers Squibb Company presented data supporting the ability of a two drug IFN-free regimen, including a protease inhibitor and NS5A inhibitor, to achieve SVR in subjects with HCV genotype 1b. These data confirmed the possibility that regimens not containing nucleosides/tides could achieve IFN-free SVRs. While the Company’s senior management considered potentially competing IFN-free regimens to be an important factor in their commercialization analysis, the Company’s senior management also believed it was important to evaluate and make adjustments to its assumptions concerning potential within-class competition. In early November 2011, for example, Inhibitex, Inc. disclosed data from an ongoing 7-day multiple ascending dose study evaluating INX-189, a phosphoramidate nucleotide analogue. These data showed that 200mg of INX-189 dosed for seven days resulted in a 4.25 log10 IU/ml reduction in HCV RNA, suggesting that INX-189, assuming a continued acceptable safety profile, had the potential to provide in-class competition to PSI-7977 and PSI-938.

After the AASLD meeting, in order to reflect the implications of the new data and other information described above in the two previous paragraphs, the Company’s senior management reviewed and revised its forecast assumptions for the Board’s consideration. As a result of these revisions, the Company’s senior management determined that the Upside Forecast was no longer appropriate for PSI-7977, since the Company’s clinical study results indicated that monotherapy in treatment-naïve subjects with HCV genotype 2 and 3 was less effective than the combination of PSI-7977 with ribavirin. However, the Company’s senior management noted that monotherapy with PSI-938 was still a possible scenario, which was reflected in Management’s revised forecast parameters. In addition, the Company’s senior management concluded that the Downside Forecast was no longer appropriate for two reasons. First, the Downside Forecast assumed that the Company would face additional competition from less potent nucleoside/tide analogs, which could compete successfully when paired with a molecule with a complementary mechanism of action. However, based on an amendment to an ongoing interferon free study provided by Roche on the clinicaltrials.gov website to focus on longer treatment durations with three drugs in combination and Roche’s acquisition of another molecule with a distinct mechanism of action, the Company’s senior management concluded that this scenario was no longer a likely possibility. Second, as described above, the Company’s clinical data suggested that PSI-7977 administered only with ribavirin could be sufficient to achieve an SVR, which would eliminate the need to combine PSI-7977 with another proprietary direct acting antiviral as contemplated in the Downside Forecast.

In order to accurately reflect the evolving landscape of HCV research, the Company’s senior management prepared one forecast model (the “Management Case”) and provided assumption ranges for the Board’s consideration. The following represent certain assumptions that were used in preparation of the Updated Forecast, including assumptions used in the Management Case and ranges of possible deviation from those assumptions that were used to generate the Illustrative Downside Case and the Illustrative Upside Case (see “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor”): (1) a stable base diagnosis rate, increasing 10% annually beginning in 2014 (with the range of possible deviation being an increase in the stable base rate of 10%–15% annually for 2014–2016, followed by stable 10% annual growth from 2017 through the end of the forecast period); (2) warehousing of patients in 2012 and 2013 resulting in the 2011 treatment rate being halved for 2012 and 2013, but then accelerating in 2014 to twice the 2011 rate, and thereafter remaining stable through the end of the forecast period; (3) a broad label US launch in 3Q14 for all genotypes (with the range of possible deviation being a 4Q13 launch to a 2Q15 launch); (4) a US Price base rate of $36,000 per course of treatment; (5) an EU Price base rate of 67% of the US Price (with the range of possible deviation being 60%–70% of the US price); (6) a 90% peak nucleoside/tide use rate for the HCV genotype 1 market; (7) a 60% peak share for the Company in the HCV genotype 1 nucleoside/tide market (with the range of possible deviation being 60%–70% at peak); (8) a 90% peak nucleoside/tide use rate for the HCV genotypes 2/3 market; and (9) an 80% peak share for the Company in the HCV genotypes 2/3 nucleoside/tide market.

The total annual revenues generated in the Management Case are shown in the second column of the table below. In addition, free cash flow forecasts were derived from certain financial, operating and commercial assumptions based on these total annual revenues, which free cash flow forecasts are set forth in the third column of the table below.

Fiscal Year	Total Revenue(1)	Free Cash Flow(1)
2012	15	(136)
2013	0	(250)
2014	526	78
2015	4,029	1,436
2016	8,126	2,578
2017	8,218	2,502
2018	7,458	2,209
2019	6,965	1,936
2020	6,726	1,709
2021	6,326	1,515
2022	5,843	1,342
2023	5,323	1,189
2024	4,891	1,052
2025	4,494	922
2026	4,494	901
2027	4,494	901
2028	4,494	901
2029	4,494	901
2030	4,494	901

(1)	In $ millions

No assurances can be given that any of the foregoing metrics comprising the Forecasts will accurately reflect future conditions. In addition, the Updated Forecast reflects numerous assumptions and estimates as to future events made by the Company’s senior management at the time when the Updated Forecast was prepared. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of the reported results of operations, financial condition and capital resources during the Company’s most recent fiscal year.

Additional Cautionary Statements about the Forecasts.

Modeling and forecasting the future commercialization of clinical stage product candidates is a highly speculative endeavor. In addition to the various limitations described above in “— Initial Forecasts” and “— Updated Forecast,” there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since each of the Forecasts covers multiple years, such forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See also “Cautionary Statement Regarding Forward-Looking Statements” below. None of the Forecasts was prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Readers of this Schedule 14D-9 are cautioned not to rely on any of the Forecasts. No representation or warranty is or has been made to the Offerors or holders of Shares by the Company or any other person regarding the information included in the Forecasts, the results of the Company’s clinical trials, the efficacy or marketability of the Company’s product candidates or the overall future performance of the Company. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Forecasts will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Tender Condition; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Merger Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.pharmasset.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 6, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Gilead Sciences, Inc., Royal Merger Sub Inc. and Royal Merger Sub II Inc. on December 6, 2011 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter, dated December 6, 2011, to the stockholders of Pharmasset, Inc.

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Joint Press Release of Gilead Sciences, Inc. and Pharmasset, Inc., dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Pharmasset, Inc. Current Report on Form 8-K filed on November 21, 2011, File No. 001-33428).

(a)(8)	Opinion of Morgan Stanley & Co. LLC, dated November 20, 2011 (included as Annex B to this Schedule 14D-9).

(a)(9)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(10)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 21, 2011 among Pharmasset, Inc., Gilead Sciences, Inc., and Royal Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Pharmasset, Inc. Current Report on Form 8-K filed on November 21, 2011, File No. 001-33428).

(e)(2)	Pharmasset, Inc.’s Third Amended and Restated Certificate of Incorporation, amended as of March 18, 2010 (incorporated by reference to Exhibit 3.1 to the Pharmasset, Inc. Current Report on Form 8-K filed on March 22, 2010, File No. 001-33428).

(e)(3)	Pharmasset, Inc. Second Amended and Restated Bylaws, as amended on January 15, 2009 (incorporated by reference to Exhibit 3.1 to the Pharmasset, Inc. Current Report on Form 8-K filed on January 21, 2009, File No. 001-33428).

(e)(4)	Pharmasset, Ltd. 1998 Stock Plan, as amended in 2006 (incorporated by reference to Exhibit 4.4 to the Pharmasset, Inc. Registration Statement on Form S-1/A filed with the SEC on March 2, 2007).

(e)(5)	2007 Equity Incentive Plan, as amended on September 23, 2009 (incorporated by reference to Exhibit 4 to the Pharmasset, Inc. Registration Statement on Form S-8 filed with the SEC on October 6, 2009).

(e)(6)	Form of agreement for awards under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Pharmasset, Inc. Annual Report on Form 10-K filed with the SEC on December 31, 2007).

(e)(7)	Employment Agreement, dated as of June 15, 2004, between the Company and P. Schaefer Price (incorporated by reference to Exhibit 10.15 to the Pharmasset, Inc. Registration Statement on
Form S-1 filed with the SEC on May 8, 2006).

(e)(8)	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.23 to the Pharmasset, Inc. Registration Statement on Form S-1/A filed with the SEC on January 17, 2007).

Annex A — Information Statement, dated December 6, 2011

Annex B — Opinion of Morgan Stanley & Co. LLC, dated November 20, 2011

Annex C — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHARMASSET, INC.

Dated: December 6, 2011	By:	/s/ P. Schaefer Price
	Name:	P. Schaefer Price
	Title:	President and Chief Executive Officer

ANNEX A

PHARMASSET, INC.

303-A College Road East

Princeton, New Jersey 08540

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about December 6, 2011 to holders of record of common stock, par value $0.001 per share (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Royal Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned direct subsidiary of Gilead Sciences, Inc., a Delaware Corporation (“Parent” or “Gilead”), and Royal Merger Sub II Inc. (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”), a Delaware corporation and an indirect wholly-owned subsidiary of Gilead, to purchase all Shares that are issued and outstanding. The Shares will be purchased by Merger Sub or Merger Sub II, with the purchasing entity being designated by Gilead prior to the date and time at which the Shares are first accepted for payment in the Offer (the purchasing entity being referred to as “Purchaser”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 21, 2011, by and among Parent, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub and Merger Sub II commenced a cash tender offer on December 6, 2011 to purchase all Shares that are issued and outstanding, at a price of $137.00 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 6, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the United States Securities and Exchange Commission (the “SEC”) on December 6, 2011.

The Merger Agreement provides, among other things, that within three business days following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Offer is completed. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Shares owned by the Company or its subsidiary and (iii) Shares that are owned by holders of Shares who properly demand appraisal of their Shares pursuant to the Section 262 of the General Corporation Law of the State of Delaware (as described in Item 8 under the heading “Additional Information — Appraisal Rights” of the Schedule 14D-9)), will be converted into the right to receive an amount per Share equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time on Thursday, January 12, 2011 (one minute after 11:59 p.m., Eastern Time, on Wednesday January 11, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Purchaser shall, subject to the qualifications for directors set forth in the Company’s certificate of incorporation (the “Certificate of Incorporation”) and the Merger Agreement, be entitled to elect or designate to the Board the number of directors, rounded up to the nearest whole number, that is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) that are then beneficially owned by Purchaser and its affiliates and to have such designees be elected or appointed to such classes of the Board so as to be as evenly distributed as possible among the three classes of directors on the Board. The Company has agreed that, upon exercise of such right by Purchaser, the Company will use its reasonable best efforts to elect or appoint to the Board the individuals designated by Purchaser and permitted to be so elected or designated by the preceding sentence, including by promptly filling vacancies or newly created directorships on the Board, increasing the size of the Board and/or securing resignations of such number of its incumbent directors, and cause the directors so elected or appointed to constitute the same percentage (rounded up to the nearest whole number) of the members of each committee of the Board as such directors represent of the Board, in each case to the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees

The Offerors have informed the Company that they will choose their designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of the Offerors has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of the Offerors may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than January 12, 2011, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of December 6, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 333 Lakeside Drive, Foster City, California 94404.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
John F. Milligan, Ph.D.	50	John F. Milligan, Ph.D. is Gilead’s President and Chief Operating Officer. Dr. Milligan joined Gilead in 1990 as a Research Scientist, and in 1996, he became Director of Project Management and Project Team Leader for Gilead’s collaboration with Hoffmann-La Roche Ltd on Tamiflu®. In 2002, Dr. Milligan was appointed Chief Financial Officer of Gilead. He was promoted to Chief Operating Officer of Gilead in 2007 and President of Gilead in 2008. Dr. Milligan is a member of the board of Biotechnology Industry Organization (BIO), the largest biotechnology industry organization, and a trustee of Ohio Wesleyan University. Dr. Milligan received his B.A. in chemistry from Ohio Wesleyan University and his Ph.D. in biochemistry from the University of Illinois and was an American Cancer Society postdoctoral fellow at the University of California at San Francisco.

Robin L. Washington	49	Robin L. Washington was appointed as Senior Vice President and Chief Financial Officer of Gilead in May 2008. Prior to joining Gilead, Ms. Washington served as Chief Financial Officer of Hyperion Solutions, an enterprise software company that was acquired by Oracle Corporation in March 2007. Ms. Washington also spent nearly 10 years at PeopleSoft, a provider of enterprise application software, most recently in the role of Senior Vice President and Corporate Controller. She previously was a Director of Finance for Tandem Computers, an Accounting Analyst for the Federal Reserve Bank of Chicago and a Senior Auditor for Deloitte & Touche. Ms. Washington holds a bachelor’s degree in business administration from the University of Michigan and an MBA from Pepperdine University. She currently serves on the board of directors of MIPS Technologies, Inc. and previously served on the board of directors of Tektronix, Inc. from March, 2005 to November, 2007.

Brett A. Pletcher	43	Brett A. Pletcher is Senior Vice President and General Counsel of Gilead. Mr. Pletcher joined Gilead in 2005 and most recently served as Vice President, Corporate Legal Affairs, focusing primarily on legal support for the company’s corporate development, finance, research, human resources, governance, manufacturing and clinical operations. Prior to joining Gilead, Mr. Pletcher was a partner in the law firm of Gunderson Dettmer, LLP, where he focused on providing corporate and securities services to emerging growth public and private companies and venture capital investors. Prior to attending law school he worked as a consultant

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
		in the Management Consulting Services Group of Price Waterhouse (now PricewaterhouseCoopers). Mr. Pletcher received his bachelor’s degree in economics and political science from the University of California, Riverside and his law degree from the University of California, Berkeley’s Boalt Hall School of Law.
Gregg H. Alton	45	Gregg H. Alton is Executive Vice President, Corporate and Medical Affairs. Mr. Alton joined Gilead in 1999, and served as General Counsel from 2000 to 2009. In his current role, Mr. Alton is responsible for legal affairs, corporate compliance and quality, government affairs, medical affairs, public affairs and international access activities. Prior to joining us, Mr. Alton was an attorney at the law firm of Cooley Godward Kronish LLP, where he specialized in mergers and acquisitions, corporate partnerships and corporate finance transactions for healthcare and information technology companies. Mr. Alton is a member of the board of the AIDS Healthcare Foundation, a member of the board of Oculus Innovative Sciences, Inc. (as well as a member of the Audit Committee of the board of Oculus Innovative Sciences, Inc.) and a member of the board of BayBio, a San Francisco Bay Area life sciences industry organization. He received his B.A. in Legal Studies from the University of California at Berkeley and his J.D. from Stanford University.
Kevin Young	54	Kevin Young joined Gilead in September 2004 as Executive Vice President of Commercial Operations. Mr. Young is a 28-year veteran of the biopharmaceutical industry, with a career that spans a variety of therapeutic categories including cardiology, oncology, rheumatology, hepatitis and HIV/AIDS. He previously held positions at Amgen, Inc. and Zeneca Pharmaceuticals (formerly ICI Pharmaceuticals). During his 12 years at Amgen, Mr. Young held a number of positions in Europe and the United States, most recently as Head of the U.S. Inflammation Business Unit, leading the re-launch of Enbrel® following the acquisition of Immunex Corporation. He is a member of the board of ReSurge, the first international humanitarian organization to provide free reconstructive plastic surgery in developing countries. Mr. Young has undergraduate and graduate degrees in sports science and exercise from Liverpool John Moores University and Nottingham University in England and has completed the Executive Program at the University of Michigan. In 2011, Mr. Young was appointed Commander of The British Empire, one of Great Britain’s highest civilian honors, in recognition of his service to the healthcare and pharmaceutical industries.
Muz Mansuri, Ph.D.	57	Muz Mansuri, Ph.D. joined Gilead in July 2010, following the company’s acquisition of CGI Pharmaceuticals, Inc. Prior to joining Gilead, Dr. Mansuri served as the Chief Executive Officer or Chief Operating Officer at several small biotechnology companies, including CGI, BIKAM Pharmaceuticals, Sequoia Pharmaceuticals, GPC Biotech and Mitotix, Inc. He also was a general partner with Flagship Ventures and served on the boards

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
		of CGI, AVEO Pharmaceuticals, BG Medicine and Adaptive Therapeutics. Earlier in his career, Dr. Mansuri spent 10 years with Bristol-Myers Squibb, where he initiated antiretroviral chemistry efforts for d4T and led the project team that developed the compound for the treatment of HIV.
Norbert W. Bischofberger, Ph.D.	55	Norbert W. Bischofberger, Ph.D. joined Gilead in 1990 and has served as Executive Vice President, Research and Development since 2000 and Chief Scientific Officer since 2007. Prior to joining us, Dr. Bischofberger was a Senior Scientist in Genentech, Inc.’s DNA Synthesis group from 1986 to 1990. He received his B.S. in Chemistry at the University of Innsbruck in Austria and his Ph.D. in Organic Chemistry at the Eidgenossische Technische Hochschule (ETH) in Zurich, Switzerland and performed postdoctoral work at Harvard University.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 110,000,000 shares, of which 100,000,000 shares are designated Shares and 10,000,000 shares are designated preferred stock, par value $0.001 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s stockholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of December 1, 2011, there were 75,737,695 Shares outstanding. As of the date of this Information Statement, Gilead and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on December 6, 2011, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
P. Schaefer Price, M.B.A.	48	President and Chief Executive Officer	2014
Herbert J. Conrad(1)(2)	79	Chairman of the Board	2013
William J. Carney(1)(2)	74	Director	2014
Elliot F. Hahn, Ph.D.(2)(3)	67	Director	2012
Michael K. Inouye(2)(3)	56	Director	2013
Robert F. Williamson III(1)(3)	45	Director	2012
Kurt Leutzinger, C.P.A., M.B.A.	60	Chief Financial Officer
Michael D. Rogers, Ph.D.	58	Chief Development Officer
M. Michelle Berrey, M.D., MPH	45	Chief Medical Officer
Michael J. Otto, Ph.D.	63	Chief Scientific Officer

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Compensation Committee.

The Board

Class I Directors

William J. Carney, 74, has served as a member of our board of directors since June 2004. Professor Carney also served as a member of the board of directors of our predecessor company, Pharmasset, Ltd., from November 2000 to June 2004. Professor Carney is a professor of corporate law at Emory University in Atlanta, Georgia. Prior to joining the Emory University faculty in 1978, Professor Carney was a professor of law at the University of Wyoming and a partner in the Denver law firm of Holland & Hart. Professor Carney has served as chair of the Corporate Code Revision Committee and as a member of the Executive Committee of the Corporate Section of the State Bar of Georgia. He is the author of two leading casebooks on mergers and acquisitions and corporate finance, and more than 50 articles and book chapters on related topics. Professor Carney received his B.A. and L.L.B. from Yale University. Our board of directors considered Professor Carney’s extensive legal experience, particularly his experience in corporate law, his service as Chair of our Nominating and Corporate Governance Committee, and his knowledge of developments in corporate governance and compliance standards, in determining that Professor Carney should serve as one of our directors in light of our business and structure.

P. Schaefer Price, M.B.A., 48, is a member of our board of directors and is our President and Chief Executive Officer and has been with Pharmasset since June 2004. From September 2002 to June 2004, Mr. Price served as an Executive in Residence at Bay City Capital, a venture capital firm for which he provided advice to portfolio companies and assisted with due diligence for investment opportunities. From January 1997 until July 2001, Mr. Price was the President of PowderJect Vaccines, the vaccine subsidiary of PowderJect Pharmaceuticals PLC (LSE: PJP). Under his leadership, PowderJect’s vaccine business grew from a small research group into the world’s sixth largest vaccine company prior to its acquisition by Chiron Corporation. Mr. Price has also served as a Vice President at the merchant bank of Burrill & Craves and Assistant to the President at Berlex Biosciences. Mr. Price received a B.S. in Molecular Biology from the University of Wisconsin — Madison and an M.B.A. from the University of Minnesota. Our board of directors considered Mr. Price’s outstanding operational and leadership skills demonstrated as our President and CEO, combined with his ability to foster a strong management team capable of developing and marketing our product candidates, in determining that Mr. Price should serve as one of our directors in light of our business and structure.

Class II Directors

Elliot F. Hahn, Ph.D., 67, has been a member of our board of directors since August 2000. Dr. Hahn is the Executive Chairman of Accu-Break Pharmaceuticals, Inc., a developer and provider of tablet technologies to the pharmaceutical industry, where he previously served as the President from October 2004 through December 2007 and as Chairman from January 2008 through March 2009. Dr. Hahn was a co-founder of Andrx Corporation and served as Chairman Emeritus from March 2003 until its acquisition in November 2006. Dr. Hahn was Andrx Corporation’s President from February 1993 until March 2003, Chief Executive Officer from October 2001 until June 2002, and Chairman of the Board of Directors from June 2002 through March 2003. From June 1990 until February 1993, Dr. Hahn was Vice President for Scientific Affairs of IVAX and Vice President of Research at the pharmaceutical subsidiary of IVAX Corp., then a publicly traded pharmaceuticals company. Before joining IVAX, Dr. Hahn was an associate professor at The Rockefeller University, an assistant professor at Albert Einstein College of Medicine, and a member of the Institute for Steroid Research at Montefiore Hospital, all in New York City. Since 1988, he has been an adjunct Associate Professor at the University of Miami School of Medicine. He has authored or co-authored over sixty peer-reviewed scientific publications. Dr. Hahn serves as a member of the board of directors and as a member of the audit committee, compensation committee and governance and nominating committee of American BioCare, Inc., a public holding company focusing on investing in companies that provide specialized health care treatment services. Dr. Hahn also serves as a member of the board of directors of CyDex, a privately held pharmaceutical company. Dr. Hahn holds a B.S. with Honors in Chemistry from City College of New York and a Ph.D. in Organic Chemistry from Cornell University. Our board of directors considered Dr. Hahn’s extensive experience in the pharmaceutical industry, particularly his leadership experience serving as either a board member or senior executive at various small- to medium-size pharmaceutical companies, in determining that Dr. Hahn should serve as one of our directors in light of our business and structure.

Robert F. Williamson III, 45, has served as a member of our board of directors since August 2004. Mr. Williamson is currently involved in starting and assisting public and private companies through his consultancy, LaSalle Venture Advisers, which he founded in April 2002. He also currently serves as Executive Chairman of Strategic Enzyme Applications, Inc., a private company developing clean and renewable chemical manufacturing technologies. From March 2008 to March 2009, he was Director of Progen Pharmaceuticals Limited (NASDAQ: PGLA), a publicly traded Australian therapeutic oncology company. From April 2004 to May 2006, he was Chief Executive Officer and Director of Arriva Pharmaceuticals, Inc., a private respiratory and dermatology therapeutic development company. Arriva Pharmaceuticals filed for Chapter 11 protection under the federal bankruptcy laws on August 29, 2007, but has since emerged from bankruptcy. From May 2002 to April 2003, Mr. Williamson was President and Chief Operating Officer and Director of Eos Biotechnology, an antibody therapeutics company and, from July 1999 to March 2002, Chief Operating Officer of Pangea /DoubleTwist, Inc., a provider of genomic information and bioinformatics analysis technologies. Earlier, Mr. Williamson was a partner with The Boston Consulting Group, Inc., where his clients included pharmaceutical, medical device, health care, high technology, and energy companies. Mr. Williamson started his career as a research assistant for the Federal Reserve Board of Governors in Washington, D.C. He received a B.A. in Economics from Pomona College and an M.B.A. from Stanford Graduate School of Business. Our board of directors considered Mr. Williamson’s extensive operational, financial and administrative experience working with small companies, particularly his experience as a consultant to various small pharmaceutical companies and his service as Chair of our Compensation Committee, in determining that Mr. Williamson should serve as one of our directors in light of our business and structure.

Class III Directors

Herbert J. Conrad, 79, has served as a member of our board of directors since March 2008 and as Chairman of the Board since January 18, 2011. Mr. Conrad was appointed to this position after the board received Mr. Burrill’s resignation as Chairman of the Board on January 18, 2011. He is currently a director of Savient Pharmaceuticals, Inc. (NASDAQ: SVNT) and Celldex Therapeutics, Inc. (NASDAQ: CLDX) and serves on the Medical Advisory Board of Henry Schein Inc. (NASDAQ: HSIC). From 1960 to 1993, Mr. Conrad served in a variety of roles at F. Hoffmann LaRoche Ltd., including President of the U.S. Roche Pharmaceuticals Division and a Member of the executive committee and board of directors from 1982 through 1993. Each of the foregoing companies is in the pharmaceuticals industry. Mr. Conrad has been involved in a number of business, industry, academic, civic, and philanthropic organizations, and also served in the U.S. Army’s Medical Services Corps. Mr. Conrad earned his undergraduate and graduate degrees in Pharmacy from the Brooklyn College of Pharmacy. He also has received a Doctorate in Humane Letters (Honorary) from Long Island University. Our board of directors considered Mr. Conrad’s extensive experience in the pharmaceutical industry, particularly his many years of experience as President of Roche’s U.S. Pharmaceutical Division and as a member of Roche’s executive committee and board of directors, in determining that Mr. Conrad should serve as one of our directors in light of our business and structure.

Michael K. Inouye, 56, has been a member of our board of directors since June 2005. Mr. Inouye is currently a self-employed consultant to life sciences companies. Mr. Inouye served as Senior Vice President, Corporate and Commercial Development of Pharmacyclics, Inc. (NASDAQ: PCYC) from May 2007 through February 2008. From March 2006 through February 2007, Mr. Inouye was Senior Vice President of Commercial Operations of Telik, Inc. (NASDAQ: TELK). From May 2005 through February 2006, Mr. Inouye was working as an independent pharmaceutical industry consultant. Mr. Inouye was a worldwide commercial operations executive at Gilead Sciences, Inc. (NASDAQ:GILD) from August 1995 to April 2005, where he led the global product launches of leading HIV therapeutics and hepatitis B virus therapeutics. Before joining Gilead Sciences, he served in sales and marketing and business development roles at Merck & Co. and American Home Products. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona. Our board of directors considered Mr. Inouye’s extensive experience in the pharmaceutical industry, particularly his many years of experience as a commercial operations executive at various pharmaceutical companies, in determining that Mr. Inouye should serve as one of our directors in light of our business and structure.

Executive Officers of the Company

All of our executive officers are appointed annually and serve at the pleasure of our board of directors. The names, positions, ages, and background of our executive officers are set forth below. There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.

P. Schaefer Price, M.B.A., 48, is a member of our board of directors and is our President and Chief Executive Officer and has been with Pharmasset since June 2004. From September 2002 to June 2004, Mr. Price served as an Executive in Residence at Bay City Capital, a venture capital firm for which he provided advice to portfolio companies and assisted with due diligence for investment opportunities. From January 1997 until July 2001, Mr. Price was the President of PowderJect Vaccines, the vaccine subsidiary of PowderJect Pharmaceuticals PLC (LSE: PJP). Under his leadership, PowderJect’s vaccine business grew from a small research group into the world’s sixth largest vaccine company prior to its acquisition by Chiron Corporation. Mr. Price has also served as a Vice President at the merchant bank of Burrill & Craves and Assistant to the President at Berlex Biosciences. Mr. Price received a B.S. in Molecular Biology from the University of Wisconsin — Madison and an M.B.A. from the University of Minnesota.

Kurt Leutzinger, C.P.A., M.B.A., 60, has been our Chief Financial Officer since January 2005. From January 2004 to January 2005, Mr. Leutzinger was a consultant to Abgenix, Inc., a public biotechnology company acquired in 2005. From July 1997 to January 2004, Mr. Leutzinger was the Chief Financial Officer of Abgenix. From 1987 to 1997, Mr. Leutzinger was a private equity portfolio manager for General Electric Investments concentrating on early-stage investments in medical devices and biotechnology. Mr. Leutzinger’s prior experience includes mergers & acquisitions at Primerica and public accounting at Arthur Anderson & Co. Mr. Leutzinger is a C.P.A. and received a B.A. from Fairleigh Dickinson University and an M.B.A. from New York University.

Michael D. Rogers, Ph.D., 58, has been our Chief Development Officer since November 2007. From 2004 to 2007, Dr. Rogers served as Vice President, Division of Viral Diseases at GlaxoSmithKline, where he was responsible for antiviral discovery activities directed toward HIV and hepatitis C virus indications. From 2001 to 2004, Dr. Rogers served as Vice President, Antiviral Discovery Medicine at GlaxoSmithKline. Dr. Rogers has over 23 years of industry experience and has participated in all phases of antiviral and anti-infective drug development, including discovery, preclinical development, and phase 1, 2, 3, and 3b/4 clinical development programs. Dr. Rogers received his doctorate in medical parasitology and a Master of Public Health degree in medical microbiology from the University of North Carolina. He completed a postdoctoral fellowship in clinical microbiology at St. Jude Children’s Research Hospital in Memphis, Tennessee.

M. Michelle Berrey, M.D., MPH, 45, has been our Chief Medical Officer since January 2007. From August 1999 to January 2007, Dr. Berrey served as Vice President, Viral Diseases, Clinical Pharmacology & Discovery Medicine at GlaxoSmithKline plc (NYSE: GSK), a global pharmaceuticals company. Dr. Berrey was most recently responsible for the early development and clinical strategy of Phase 1-2a studies for new targets against HIV, hepatitis viruses, and hepatic fibrosis at GlaxoSmithKline. Dr. Berrey received a Master of Public Health from Emory University and her M.D. from the Medical College of Georgia. She completed her Internship and Residency in Internal Medicine at the University of North Carolina, Chapel Hill, and she was a Senior Fellow in Infectious Disease Medicine at the University of Washington, Seattle, where she conducted research in HIV transmission and acute HIV infection.

Michael J. Otto, Ph.D., 63, is our Chief Scientific Officer and has been with Pharmasset since June 2004. Dr. Otto was with our predecessor company, Pharmasset, Ltd. from November 1999 to June 2004. From February 1998 to September 1999, Dr. Otto was an Associate Director of Anti-Infectives Clinical Research at Rhône-Poulenc Rorer, a global chemicals, pharmaceuticals, and consumer products company, where he was responsible for providing clinical development support for antiviral and antibacterial compounds. From 1994 to 1997, he served as the Vice President for Research and Development at Avid Therapeutics Inc. until its acquisition by Triangle Pharmaceuticals Inc. (NASDAQ: VIRS). Dr. Otto previously held positions at DuPont-Merck, DuPont and Sterling Drug. Dr. Otto serves as an Editor for Antiviral Chemistry & Chemotherapy. He has authored more than 85 scientific publications and is a named inventor on six patents and patent applications. Dr. Otto received a B.S. from Loyola University of Chicago and a Ph.D. in Medical Microbiology from The Medical College of Wisconsin.

CORPORATE GOVERNANCE

Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate candidates includes requests to members of our board of directors and others (including, where appropriate, professional search firms) for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates. In considering whether to recommend any candidate for inclusion in our board of directors’ slate of recommended director nominees, including candidates recommended by holders of Shares, the Nominating and Corporate Governance Committee considers many factors. Our Nominating and Corporate Governance Committee does not have a diversity policy; however, its goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to our board of directors’ deliberations by reflecting a range of perspectives, thereby increasing its overall effectiveness. In identifying and recommending nominees for positions on our board of directors, our Nominating and Corporate Governance Committee places primary emphasis on the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, age, conflicts of interest, and the ability to act in the interests of all holders of Shares. The Nominating and Corporate Governance Committee does not assign specific weights to particular factors and no particular factor is a prerequisite for each nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow our board of directors to fulfill its responsibilities. In the case of an incumbent director whose term of office is set to expire, the Nominating and Corporate Governance Committee reviews such director’s overall service to the Company during the director’s term. In the case of a new director candidate, the Nominating and Corporate Governance Committee reviews whether the nominee is “independent,” based on applicable listing standards of NASDAQ and applicable SEC rules and regulations, if necessary.

Holders of Shares may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by timely submitting their name, along with the additional information and materials required by our Bylaws, to our Nominating and Corporate Governance Committee at Pharmasset, Inc., 303-A College Road East, Princeton, New Jersey 08540, Attention: Secretary. Assuming that appropriate biographical and background material is provided for candidates recommended by holders of Shares, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria discussed above.

Board Leadership

Our board of directors does not have a policy on whether the chairman of the board and chief executive officer positions should be combined or separated. Our board of directors believes that it should have the flexibility to periodically determine the leadership structure that it believes is best for Pharmasset.

Currently, the chairman of the board and chief executive officer positions are held by different individuals. In addition, the board chairman position is held by an independent director. Our board of directors believes that separation of the chief executive officer and the chairman of the board positions is currently appropriate for the Company given the size of the board, the need for undivided attention of the chief executive officer to the implementation of strategic directives and overall management responsibilities. As an independent director, the chairman of the board is able to provide leadership to the board without perceived or actual conflicts associated with individual and collective interests of management employees.

With respect to risk oversight of the Company, the overall duty of risk identification and management lies with our board. To assist in this task, the board utilizes the Compensation Committee and the Nominating and Corporate Governance Committee to review and assess risks inherent in the business of the Company, as well as the effectiveness of communications within the Company and between management and our board. See “Risk Assessment and Compensation Practices” below for a further discussion of our risk management policies with respect to our compensation programs.

Stockholder Communications with Directors

We have established a process for holders of Shares to send communications to the members of our board of directors. Holders of Shares may send such communications by mail addressed to our full board of directors, a specific member or members of the board, or to a particular committee of the board, at 303-A College Road East, Princeton, New Jersey 08560, Attention: Secretary. All such communications will be opened by our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to our board of directors or any individual director or group or committee of directors, our Secretary will make sufficient copies of the contents to send to such director or each director who is a member of the group or committee to which the envelope is addressed.

Board Determination of Independence

The SEC and NASDAQ have promulgated rules and regulations pursuant to which a director may qualify as an “independent director” (the “Independence Rules”). In addition, our board of directors will not consider a director to qualify as an “independent director” unless that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director (the “Independence Standards”). Our board of directors has determined that all of our directors, except for P. Schaefer Price, our President and Chief Executive Officer, qualify as “independent directors” pursuant to both the Independence Rules and the Independence Standards.

Our board of directors has a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which is comprised entirely of independent directors. Our board of directors has adopted charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, current copies of which are available on our website at http://investor.pharmasset.com/governance.cfm. A summary description of the committees of our board of directors follows.

Audit Committee

The Audit Committee of our board of directors consists of Robert F. Williamson III (Chair), Herbert J. Conrad, and William J. Carney. Each of the members of the Audit Committee is an “independent director” under both the Independence Rules and the Independence Standards and is able to read and understand our financial statements. In addition, Robert F. Williamson III qualifies as an “audit committee financial expert” under SEC rules and regulations and possesses financial sophistication in accordance with NASDAQ requirements. Each Audit Committee member serves until his successor has been duly elected and qualified or until the earlier of his death, resignation, disqualification, or removal. The responsibilities of the Audit Committee are to:

•	select our independent auditors, review and approve their engagement letter, monitor their independence and performance, and determine their compensation;

•

review our annual audited financial statements and related footnotes and report to our board of directors whether it recommends that the audited financial statements should be included in our Annual Report on Form 10-K;

•	review and discuss with management and with the independent auditors our quarterly financial statements and any related correspondence or statements prior to filing of a Form 10-Q;

•	periodically review and discuss with management our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•

periodically review and discuss with management the significant accounting principles, policies, and practices followed by us in accounting for and reporting our financial results in accordance with generally accepted accounting principles;

•	obtain and consider the independent auditors’ judgments about the quality and appropriateness of our accounting principles as applied in our financial reporting;

•	discuss with the independent auditors matters required to be communicated to audit committees;

•	periodically review and discuss with management the effectiveness and adequacy of our accounting and internal controls policies and procedures;

•

establish and maintain appropriate procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review any legal matters that could have a significant impact on our financial statements; and

•	review and approve (or decline to approve) transactions involving potential conflicts of interest with any of our officers or directors and any other related party transactions.

Compensation Committee

The Compensation Committee consists of Robert F. Williamson III (Chair), Elliot F. Hahn, and Michael K. Inouye. Each member of the Compensation Committee is an “independent director” under both the Independence Rules and the Independence Standards. In addition, each member of the Compensation Committee is an “outside director” under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act. Each Compensation Committee member serves until his successor has been duly elected and qualified or until the earlier of his death, resignation, disqualification, or removal. The Compensation Committee is responsible for developing and overseeing the implementation of our compensation strategy with respect to the compensation of our officers and directors. Specifically, the responsibilities of the Compensation Committee are to:

•	create, amend, review, and approve for recommendation to our board of directors our compensation plans and benefit programs for employees;

•	oversee the administration and operation of our compensation and benefit programs generally;

•

recommend to our board of directors proper titles, job descriptions, and milestones and other guidelines for performance-based compensation for our Chief Executive Officer and our other executive officers;

•	evaluate the performance of our Chief Executive Officer and our other executive officers and approve compensation for such officers;

•

determine and recommend to our board of directors for its approval annual retainer fees, meeting fees, grants of stock options and restricted stock, and other compensation for non-employee members of our board of directors and its committees; and

•

review and approve the Compensation Discussion and Analysis prior to its inclusion in our proxy statement or our Annual Report on Form 10-K for the year ended September 30, 2011 (2011 Form 10-K) filed with the SEC on November 14, 2011, as the case may be.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance committee of our board of directors consists of William J. Carney (Chair), Herbert J. Conrad, Elliot F. Hahn, and Michael K. Inouye. Each member of the Nominating and Corporate Governance Committee is an “independent director” under both the Independence Rules and the Independence Standards. Each Nominating and Corporate Governance Committee member serves until his successor has been duly elected and qualified or until the earlier of his death, resignation, disqualification, or removal. The Nominating and Corporate Governance Committee’s responsibilities are to:

•	oversee our Code of Ethics and Business Conduct and the board of directors’ governance guidelines;

•	review issues and developments related to corporate governance and advise our board of directors on corporate governance matters;

•	consider, develop, and recommend to our board of directors policies regarding the size and composition of our board of directors;

•	review the slate of possible director candidates and determine the nominees to our board of directors;

•	review with the Chief Executive Officer matters relating to management succession;

•	review and assess the qualifications of the members of our other committees;

•	recommend committee member appointments and removals and advise our board of directors on the structure and operations of various committees of our board of directors; and

•	manage or propose the process whereby our board of directors assesses its own performance and the corporation’s performance, including reporting the results thereof to our board of directors.

Board Meetings and Attendance

Our board of directors held 11 meetings, either in person or by teleconference, during fiscal 2011. In addition, during fiscal 2011, the Audit Committee held 6 meetings, the Compensation Committee held 6 meetings, and the Nominating and Corporate Governance Committee held 3 meetings. Each of our directors (other than G. Steven Burrill, who resigned effective January 18, 2011) attended at least 75% of the aggregate number of board of directors’ meetings and meetings of committees on which he then served. Our Corporate Governance Guidelines provide that directors are expected to attend the annual meeting of holders of Shares. All then-current directors were in attendance at the 2011 annual meeting of holders of Shares.

Code of Ethics and Business Conduct

Our board of directors has adopted a written Code of Ethics and Business Conduct that applies to our directors, officers, and employees, as well as corporate governance guidelines applicable specifically to the board. You can find links to these documents on our website (www.pharmasset.com) under the “Corporate Governance” heading on the “Board of Directors” page. Disclosure regarding any amendments to, or any waivers from, a provision of our Code of Ethics and Business Conduct will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless posting such information on our website is then permitted by the rules of NASDAQ.

Risk Assessment and Compensation Practices

The Compensation Committee, the Nominating and Corporate Governance Committee, and our board of directors as a whole, oversee an ongoing assessment, initiated in 2009, of our compensation practices in light of the risks in our operations. The assessment includes, among other things, an ongoing review of management’s decision-making and policy-making structures and practices; the methodology used to define, update, and measure short-term and long-term objectives as part of our Annual Performance Management Program (described herein in the “Executive Compensation” section); the effectiveness and nature of communications within the Company and between management and our board of directors and other holders of Shares; and our compliance policies, practices, and programs. In general, the Compensation Committee, the Nominating and Corporate Governance Committee and our board of directors have each concluded that our compensation practices do not provide undue incentives for short-term planning or short-term financial awards, do not reward unreasonable risk, and provide a reasonable balance between the many and substantial risks inherent in drug research, development, and commercialization (on the one hand) and recognizing and incenting achievement and success (on the other). A detailed description of the risk factors associated with Pharmasset’s business can be found in the “Risk Factors” section of our 2011 Form 10-K.

Stock Split in 2011

During the fourth quarter of fiscal 2011, our board of directors declared a stock dividend to effect a two-for-one stock split (the “2011 Stock Split”). Holders of our common stock at the close of business on August 22, 2011, the record date, received one additional Share for every Share they owned. The stock dividend was distributed at the close of business on August 31, 2011. All Share and per Share amounts in this Information Statement have been restated for all periods presented to reflect the 2011 Stock Split.

Compensation of Directors

Our board of directors determines the compensation of our non-employee directors in conjunction with recommendations made by the Compensation Committee. The Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors at least annually and recommends changes to our board of directors when appropriate. Our board of directors is compensated through fees, grants of stock options and issuances of restricted common stock.

Fees Earned or Paid in Cash

For fiscal 2011, each non-employee director received an annual cash retainer fee of $50,000. In addition, the Chairman of our board of directors received an additional annual fee of $30,000. Also, each non-employee director who served as a chair of the Audit or Compensation Committee received an additional annual fee of $10,000, and each non-employee director who served as a chair of the Nominating and Corporate Governance Committee received an additional annual fee of $7,500. The Compensation Committee recommended changes to certain director fees for fiscal 2012, consisting of an annual cash retainer fee of $45,000, $5,000 for service as a member of the Audit, Compensation or Nominating and Governance Committee and the following amounts for service as a chair of such a committee: $15,000 for Audit, $12,500 for Compensation and $10,000 for Nominating and Corporate Governance. All director fees are payable quarterly in advance of services.

Grants of Stock Options

Upon initial election or appointment to our board of directors, each non-employee director is granted an option to purchase Shares, with an exercise price equal to the fair market value of our common stock on the date of grant. For any new director appointed in 2012, the amount and conditions of options awarded will be determined at the time of appointment. Prior to July 16, 2008, each non-employee director was annually granted an option to purchase 20,000 Shares with an exercise price equal to the fair market value of our common stock on the date of grant. On July 16, 2008, our board of directors approved an increase in the annual amount of stock options granted to each non-employee director from 20,000 to 40,000. Each such option has a vesting schedule of 25% immediately upon grant, 25% on the first anniversary of the date of grant, and the remaining 50% in equal quarterly installments until the third anniversary of the date of grant, subject to continued service as a director on the vesting date.

Issuance of Restricted Stock

Each non-employee director received an annual grant of 4,000 shares of restricted common stock on March 23, 2011 and 1,000 shares of restricted common stock on October 11, 2011. The grant date fair value of each share of restricted common stock was $33.12 and $83.52, respectively. In both instances, the grant date fair value was measured as the value of our common stock as of the close of the market on the date of grant. The shares of restricted common stock granted to each non-employee director on March 23, 2011 have a vesting schedule of 50% on the first anniversary of the date of grant, 25% on the second anniversary of the date of grant, and the remaining 25% on the third anniversary of the date of grant. The shares of restricted common stock granted to each non-employee director on October 11, 2011 have a vesting schedule of 25% immediately upon grant, 25% on the first anniversary of the date of grant, and the remaining 50% in equal quarterly installments until the third anniversary of the date of grant. In each instance, such vesting is contingent on the director continuing to serve on our board of directors on the vesting date unless the failure to be so engaged is due solely to the fact that the director is nominated but not re-elected to serve as a director. For the 2012 fiscal year, the annual grants of 4,000 shares of restricted common stock to non-employee directors will be made in equal installments of 1,000 shares quarterly in advance of services.

The following table sets forth information concerning the compensation of our non-employee directors for fiscal 2011.

	Fees Earned or Paid In Cash (1)
	Annual Retainer For Non- Employee Director	Annual Retainer For Board or Committee Chairs	Subtotal - Fees Earned or Paid In Cash	Option Awards (2)	Restricted Stock (3)	Total
William J. Carney	$50,000	$7,500	$57,500	$364,152	$132,480	$554,132
Herbert J. Conrad	$50,000	$21,048	$71,048	$364,152	$132,480	$567,680
Elliot F. Hahn	$50,000	$—	$50,000	$364,152	$132,480	$546,632
Michael K. Inouye	$50,000	$—	$50,000	$364,152	$132,480	$546,632
Robert F. Williamson III	$50,000	$17,016	$67,016	$364,152	$132,480	$563,648
G. Steven Burrill (4)	$14,919	$11,935	$26,854	$364,152	$—	$391,006

(1)	The amounts in these columns reflect the actual fees earned during fiscal 2011.
(2)	The amounts in this column represent the entire grant date fair value of stock options granted to each director during fiscal 2011 (valued in accordance with FASB ASC Topic 718), and reflect the effect of the 2011 Stock Split. There can be no assurance that these amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 6 to our audited financial statements for fiscal 2011, included in our 2011 Form 10-K. The amounts in this column reflect the effect of the 2011 Stock Split.
(3)	The amounts in this column represent the entire grant date fair value of shares of restricted common stock issued to each director during fiscal 2011, and reflect the effect of the 2011 Stock Split. The fair value of each share of restricted common stock is determined using the closing price of our common stock on the date of grant.
(4)	Mr. G. Steven Burrill resigned as a member of our board of directors on January 18, 2011. In connection with Mr. Burrill’s resignation, our board accelerated the vesting of 1,250 of his outstanding stock options and 1,000 shares of restricted stock held by Mr. Burrill.

In addition, we reimburse all non-employee directors for reasonable and necessary expenses they incur in performing their duties as directors of our company.

The following table sets forth additional information concerning the stock options granted to our non-employee directors during fiscal 2011.

	Grant Date	Option Awards: Number of Securities Underlying Options (1)	Grant Date Fair Value of Option Awards (2)
William J. Carney	10/14/2010	40,000	$364,152
Herbert J. Conrad	10/14/2010	40,000	$364,152
Elliot F. Hahn	10/14/2010	40,000	$364,152
Michael K. Inouye	10/14/2010	40,000	$364,152
Robert F. Williamson III	10/14/2010	40,000	$364,152
G. Steven Burrill (3)	10/14/2010	40,000	$364,152

(1)	The amounts shown in this column represent stock options granted to our non-employee directors in fiscal 2011 pursuant to our 2007 Equity Incentive Plan, as amended (“Revised 2007 Plan”), and reflect the effect of the 2011 Stock Split. These options have a vesting schedule, which is subject to continued service as a director, of 25% on the date of grant, 25% on the first anniversary of the date of grant, and the remaining Shares vest in equal quarterly installments thereafter until the third anniversary of the date of grant.
(2)	The amounts reported in this column represent the entire grant date fair value for each option award, valued in accordance with FASB ASC 718. There can be no assurance that these amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 6 to our audited financial statements for fiscal 2011, included in our 2011 Form 10-K.
(3)	Mr. G. Steven Burrill resigned as a member of our board of directors on January 18, 2011. In connection with Mr. Burrill’s resignation, our board accelerated the vesting of 1,250 of his outstanding stock options.

Certain Relationships and Related Transactions

Since October 1, 2010, there has not been any transaction, or any currently proposed transaction, involving more than $120,000 in which we are a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

Policies and Procedures Regarding Review, Approval, or Ratification of Related Person Transactions

In accordance with its charter, the Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. In carrying out its responsibilities, the Audit Committee reviews and considers information regarding the related person transaction as it deems appropriate under the circumstances, which may include information such as the related person’s interest in the transaction, the approximate dollar value involved in the transaction, whether the transaction was undertaken in the ordinary course of business, whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party and the purpose of, and the potential benefits to us of, the transaction. The Audit Committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is not inconsistent with our best interests.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, no member of our Compensation Committee was an officer or employee of ours. In addition, none of our executive officers served as a member of the board of directors or compensation committee of another entity, one of whose executive officers served as a member of our board of directors or our Compensation Committee.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee shall not be deemed incorporated by reference into any of our filings under the Securities Act of 1934, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference therein.

The Audit Committee has reviewed the Company’s audited financial statements for the fiscal year ended September 30, 2011 and discussed them with the Company’s management and the Company’s independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, the Company’s independent registered public accounting firm various communications that the Company’s independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as superseded by the Statement of Auditing Standards No. 114, The Auditor’s Communication With Those Charged With Governance, as amended, and as adopted by the Public Company Accounting Oversight Board.

The Audit Committee received the written disclosures and the letter from the Company’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the Company’s independent registered public accounting firm matters relating to its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our board of directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

We have selected Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2012. The selection was based on a number of factors, including Grant Thornton LLP’s competence in the fields of accounting and auditing.

By the Audit Committee of the Board of

Directors of Pharmasset, Inc.

Robert F. Williamson III, Committee Chair

William J. Carney

Herbert J. Conrad

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives

The primary objective of our executive compensation program is to attract, retain, motivate, and reward top quality personnel capable of driving our success. In setting executive compensation, our board of directors’ objectives are to tie the total compensation package of our five executive officers (listed in the Summary Compensation Table below and hereinafter referred to as our Named Executive Officers) to the achievement of corporate and individual performance objectives, and to align each Named Executive Officer’s incentives with the creation of stockholder value. To achieve these objectives, our board of directors has implemented and maintained compensation plans that tie a substantial portion of each Named Executive Officer’s overall compensation to our research, clinical, regulatory, business development, and operational performance. Our human resources group and the Compensation Committee of our board of directors assist our board in implementing these compensation plans and reviewing and recommending compensation programs and levels for our Named Executive Officers for approval by the board.

Compensation Processes

Our board of directors established a Compensation Committee that is responsible for, among other things, reviewing and recommending to our board of directors the compensation programs for our Named Executive Officers. Our management makes recommendations to the Compensation Committee regarding compensation levels after reviewing publicly available compensation data and subscription compensation survey data published by Radford in its Radford Global Life Sciences Survey for national and regional companies in the life sciences industry (collectively, the “Survey Data”). We believe that the Survey Data provides the Compensation Committee with an appropriate starting point for ultimately recommending the compensation of our Named Executive Officers because the companies represented in the Survey Data have similar organizational structures and tend to compete with us for executives and other employees. In addition to the full set of Survey Data, management typically gathers and provides the Compensation Committee with a subset of data from Radford or publicly available sources about companies with a similar number of employees and that are at a similar stage of development. In addition, since 2009, the Compensation Committee has engaged Radford to provide an annual, independent compensation analysis relating to Named Executive Officer compensation (the “Radford Analysis”). The Radford Analysis and the Survey Data were used as references to evaluate and recommend compensation packages for our Named Executive Officers. In addition, from time to time the Compensation Committee has engaged Radford to assist us with developing our compensation packages (or certain features thereof) or to address certain compensation issues. The Compensation Committee may engage Radford or other compensation consultants in the future as the need arises.

The following peer companies were evaluated in connection with the determination of compensation packages for our Named Executive Officers, including our Chief Executive Officer, for the 2011 fiscal year:

• Allos Therapeutics	• InterMune, Inc

• Alnylam Pharmaceuticals	• Medivation

• Ardea Biosciences	• Micromet

• Ariad Pharma	• Momenta

• Cadence Pharmaceuticals	• NPS Pharmaceuticals

• Geron	• Optimer Pharmaceuticals

• Idenix Pharmaceuticals	• Pharmacyclics

• Incyte Corporation	• Targacept

• Theravance

For fiscal 2012, the Radford Analysis included providing a new group of 20 peer companies for reviewing and recommending compensation of our Named Executive Officers for fiscal 2012. The peer group includes 9 continuing peers that have similar employee size, market capitalization, and are at a similar stage of development, plus another 11 companies selected from the Top 30 constituents of the Nasdaq Biotechnology Index by market capitalization selected based on comparability to Pharmasset. To reconstitute the peer group based on Pharmasset’s size and market value, ten companies were removed with market values below $750 million. The peer companies for fiscal 2012 include: Amylin Pharmaceuticals; Ariad Pharma; Cubist Pharmaceuticals; Dendreon; Human Genome Sciences; Incyte; Intermune; Ironwood Pharmaceuticals; Jazz Pharmaceuticals; Medivation; Momenta Pharma; NPS Pharma; Onyx Pharmaceuticals; Pharmacyclics; Regeneron Pharmaceuticals; Seattle Genetics; Targacept; Theravance; Vertex Pharmaceuticals; and ViroPharma (collectively, the “2012 Peer Companies”).

Prior to fiscal 2011, and based on a compensation analysis completed by Radford, the Compensation Committee increased the compensation targets, to be phased in over a five-year period beginning in fiscal 2011, from the 50th percentile target used in fiscal 2010 to reach the 75th percentile of the Survey Data and the Radford Analysis in order to maintain our ability to attract and retain qualified managers and employees. Therefore, for fiscal 2011, our board of directors utilized a pay-for-performance philosophy targeting the 55th percentile of the Survey Data and the Radford Analysis, subject to adjustments determined in the subjective judgment of the Compensation Committee or board of directors.

For fiscal 2012, the Compensation Committee approved the 2012 Peer Companies and adjusted its compensation strategy accordingly, targeting the total compensation for fiscal 2012 for all Named Executive Officers at the 50th percentile for total cash compensation and the 75th percentile for total equity compensation, which represents total compensation at the 60th percentile, as represented by the Survey Data and the Radford Analysis, subject to adjustments determined in the subjective judgment of the Compensation Committee or board of directors as listed below. Therefore, for fiscal 2012, our board of directors utilized a pay-for-performance total compensation philosophy that targeted the 60th percentile of the Survey Data and the Radford Analysis, subject to adjustments determined in the subjective judgment of the Compensation Committee or our board of directors to reflect the following factors:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s history of, or potential for, extraordinary performance;

•	comparison to our other executives having similar levels of expertise and experience, even if employed in different positions; and

•	uniqueness of industry skills, our relative need for an executive with those skills and the supply of individuals with the necessary skills.

In making compensation recommendations, the Compensation Committee considers the competitiveness of compensation both in terms of individual pay elements and the aggregate compensation package and may revise such targets in the future as market conditions warrant. The Compensation Committee will re-examine its compensation philosophy and targets annually with the assistance of a compensation consultant. At our 2011 Annual Meeting, we held a non-binding shareholder advisory vote to approve the compensation of our named executive officers. This shareholder resolution was approved by over 99% of the votes cast. The Compensation Committee considered the results of this advisory say-on-pay vote and believes they demonstrate our shareholders’ affirmation of our executive compensation program.

Performance Objectives

Our compensation program is comprised of three primary components: base salary, annual incentive compensation and equity-based awards as described below. Each component of the compensation of each of our

Named Executive Officers takes into account our corporate performance and a subjective evaluation of each officer’s individual performance. We call this our Annual Performance Management Program. Annual performance objectives for the Company and each Named Executive Officer are determined and set forth in writing at the beginning of each fiscal year. Corporate objectives are proposed by management and approved by the Compensation Committee for recommendation to our full board of directors at the beginning of each fiscal year. These objectives target the achievement of specific research, clinical, regulatory, business development, and financial and operational milestones. The individual performance objectives for each Named Executive Officer (excluding our Chief Executive Officer) are proposed by each Named Executive Officer for their respective area(s) of responsibility and are reviewed and approved by our Chief Executive Officer. Individual performance objectives relate to contributions the Named Executive Officer is expected to make and corporate goals he/she is expected to achieve. The individual performance objectives for our Chief Executive Officer are the same as our corporate objectives with the additional objective of assuring the achievement of individual performance objectives of the other Named Executive Officers. The Compensation Committee believes that using a performance-based metric to determine all aspects of compensation of our Named Executive Officers is appropriate for a company at Pharmasset’s stage of development.

The corporate objectives are grouped and each group is weighted as part of the Compensation Committee’s recommendation to our board of directors. The individual performance objectives of the Named Executive Officers are designed to support the corporate objectives and to enable the Chief Executive Officer and the Compensation Committee to evaluate the performance of each Named Executive Officer.

During the last month of a completed fiscal year and the first month of the next fiscal year, our Chief Executive Officer, our human resources group and the Compensation Committee assess the achievement of our corporate objectives and the individual objectives of our Named Executive Officers (excluding our Chief Executive Officer) and evaluate the performance of each Named Executive Officer (excluding our Chief Executive Officer) for the completed fiscal year for the purpose of recommending eligibility for, and the level of, any salary increase, bonus compensation, and equity-based award(s). In the case of our Chief Executive Officer, his individual performance evaluation is conducted by the Compensation Committee. Following the assessments, evaluations and the review of the Survey Data and any other comparison compensation data, the Compensation Committee makes recommendations to our board of directors regarding salary adjustments, annual incentive compensation, and equity-based award(s) for each of our Named Executive Officers. Annual base salary increases and incentive compensation targets for fiscal 2012 were effective the first day of the new fiscal year. At the conclusion of the performance and compensation review for fiscal 2011, the Compensation Committee targeted total compensation for fiscal 2012 for all Named Executive Officers at the 50th percentile for total cash compensation and the 75th percentile for total equity compensation, which represents total compensation at the 60th percentile, as represented by the Survey Data and the Radford Analysis.

2011 Performance

At the beginning of fiscal 2011, our corporate objectives were as follows:

•	support Roche in the clinical development of RG7128;

•	progress clinical development of PSI-7977 and PSI-938;

•	commence clinical development of PSI-661;

•	continue research efforts to identify new product candidates;

•	maintain an appropriate level of capitalization; and

•	evaluate potential strategic collaborations with third parties regarding commercial rights to product candidates or other intellectual property.

Key individual performance objectives for our Named Executive Officers for fiscal 2011 included:

Executive	Position	Key 2011 Individual Objectives
P. Schaefer Price	President and CEO	• Our corporate objectives are also the individual objectives of our Chief Executive Officer • Assure achievement of individual performance objectives of the other Named Executive Officers

Kurt Leutzinger	Chief Financial Officer	• Maintain appropriate levels of capital • Increase investor interest in Pharmasset • Document and maintain effective internal control over financial reporting

M. Michelle Berrey	Chief Medical Officer	• Progress, monitor, analyze, and report clinical data from PSI-7977, PSI-938, and PSI-661 programs • Support Roche in the clinical development of RG7128

Michael J. Otto	Chief Scientific Officer

•    Support development projects by establishing HCV genotype sequencing and phenotyping capabilities and by completing chiral synthesis methods for PSI-7977 and PSI-661

•    Study interactions of nucleosides and their mutants

•    Progress HCV research by focusing new drug discovery efforts on novel HCV targets

Michael D. Rogers	Chief Development Officer	• Manage progress of preclinical and clinical development of PSI-7977, PSI-938, and PSI-661 programs

In addition, the Named Executive Officers and the Company had other, more specific and less material, objectives in fiscal 2011. The majority of these objectives were designed to support the above-stated objectives.

In October 2011, after receiving input from Radford, our Chief Executive Officer and our human resources group, the Compensation Committee met to consider the overall compensation of our Named Executive Officers for fiscal 2011 based on the achievement of corporate and individual objectives. The Compensation Committee made its recommendations to our board of directors for base salary, annual incentive compensation, and equity-based awards for our Named Executive Officers considering each individual’s actual performance as assessed by our Chief Executive Officer against the individual’s performance objectives, as well as our critical achievements of our corporate objectives for fiscal 2011 (set forth below).

In addition, our board of directors reviewed our corporate performance for fiscal 2011 and determined that we successfully achieved all our 2011 corporate performance objectives. Our critical achievements in 2011 included:

•	the continuation of our hepatology clinical programs and steady execution against operational and performance goals in anti-hepatitis virus product candidates;

•	assisting F. Hoffmann-LaRoche Ltd. and Hoffmann-La Roche Inc. (collectively, “Roche,” our collaboration partner for RG7128) in conducting two Phase 2b studies (PROPEL and JUMP-C);

•

Beginning the planning of a Phase 3 program for PSI-7977, which was initiated in November 2011, the advancement of PSI-7977 into four Phase 2b studies, ELECTRON (Parts 1, 2 and 3), QUANTUM, ATOMIC, and the BMS study, and completion of the clinical conduct for a fifth Phase 2b study, PROTON;

•	the completion of NUCLEAR, a Phase 1 study of PSI-938 and the advancement of PSI-938 into QUANTUM, a Phase 2b study;

•	the completion of an underwritten public offering of our common stock, raising net proceeds of $123.4 million; and

•	maintenance of effective internal control over financial reporting.

Compensation Components

The components of our compensation program are as follows:

Base Salary

Base salaries are reviewed annually as part of our Annual Performance Management Program and increased for merit reasons based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. If we identify significant market changes in our data analysis, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review. Additionally, we may adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

In setting the base salary for our Chief Executive Officer (for both fiscal 2011 and fiscal 2012), the Compensation Committee and our board of directors considered our overall success in meeting our corporate objectives for the respective fiscal year, internal feedback from our Chief Executive Officer’s direct reports, and the compensation of the chief executive officers of the 2012 Peer Companies (as reflected in the Survey Data and the Radford Analysis). The Compensation Committee and our board of directors also considered our Chief Executive Officer’s number of years of experience and overall qualifications.

With respect to our Named Executive Officers other than our Chief Executive Officer, the Compensation Committee and our board of directors considered the following factors in setting each of their respective fiscal 2011 and fiscal 2012 base salaries:

•	the base salaries of similarly situated officers of the 2012 Peer Companies (as reflected in the Survey Data and the Radford Analysis);

•	each such Named Executive Officer’s number of years of experience and overall qualifications;

•	our success in meeting our corporate objectives for the most recently completed fiscal year; and

•	our Chief Executive Officer’s assessment of each such Named Executive Officer’s (other than our Chief Executive Officer) success in meeting his or her individual performance objectives.

The review of individual performance objectives has a substantial effect on the percentage increase (if any) awarded for base salary. The board’s decision to increase base salaries of each Named Executive Officer for fiscal 2011 was based, in part, on the Compensation Committee’s conclusion that each of our Named Executive Officers, including our Chief Executive Officer, met their fiscal 2010 individual performance objectives.

In making its recommendations to our board with respect to the base salaries for fiscal 2012, the Compensation Committee determined in October 2011 that the Named Executive Officers, including our Chief Executive Officer, exceeded their fiscal 2011 individual performance objectives. The relatively higher percentage increase in the base salaries of Mr. Price and Mr. Leutzinger reflect the input from Radford regarding salaries reported by our peer companies in 2011.

Name and Principal Position	Fiscal 2012 Base Salary	% Increase Over Fiscal 2011 Base Salary	Fiscal 2011 Base Salary	% Increase Over Fiscal 2010 Base Salary
P. Schaefer Price
Chief Executive Officer	$545,000	7.1%	$508,700	9.9%

Kurt Leutzinger
Chief Financial Officer	$340,000	6.3%	$320,000	3.2%

M. Michelle Berrey
Chief Medical Officer	$340,000	3.0%	$330,000	3.8%

Michael J. Otto
Chief Scientific Officer	$300,000	4.9%	$286,000	7.9%

Michael D. Rogers
Chief Development Officer	$302,500	3.4%	$292,500	4.5%

Annual Incentive Bonus Compensation

Our Annual Performance Management Program includes eligibility for annual incentive bonus compensation. Our board of directors has established annual incentive bonus compensation targets for different positions or ranks of employees within our organization, and has the discretion to adjust these targets. These targets are expressed as percentages of a particular Named Executive Officer’s base salary. In October 2010, the fiscal 2011 annual bonus compensation target percentages for our Chief Executive Officer and for each of our other Named Executive Officers were set at 55% and 40% of the Named Executive Officer’s annual base salary, respectively, with a maximum opportunity of 125%. In conjunction with the Compensation Committee’s review of our overall compensation program and based on the Radford Analysis, the Compensation Committee recommended, and our board of directors approved, fiscal 2012 annual bonus compensation target percentages for our Chief Executive Officer and for each of our other Named Executive Officers of 70% and 45% of the Named Executive Officer’s annual base salary, respectively, and a maximum opportunity of 150%. As described above in “Compensation Processes”, we believe that the increased target bonus percentages will align Pharmasset more closely with our 2012 Peer Companies.

During October 2011, our board of directors awarded bonus compensation to all our Named Executive Officers for their performance during fiscal 2011. All of our Named Executive Officers were awarded annual bonus compensation in excess of their target levels to reward them for exceeding certain corporate and individual objectives during fiscal 2011, notably the continued rapid advancement of the PSI-7977 clinical program into a Phase 3 development program. Specifically, our Chief Executive Officer was awarded a bonus of about 69% of the Named Executive Officer’s annual base salary, and each of our other Named Executive Officers was awarded bonuses of 50% of their respective annual base salaries.

In connection with approving the fiscal 2012 target percentages, our board of directors also approved our fiscal 2012 corporate objectives and individual objectives. Key corporate objectives for fiscal 2012 include:

•	Advance PSI-7977 into an interferon free, 12-week pivotal Phase 3 program and execute our pre-NDA plans for PSI-7977;

•	Initiate QUANTUM, a Phase 2b study of PSI-938 and PSI-7977 and begin planning a Phase 3 program for PSI-938;

•	Continue research efforts to identify new product candidates and provide research support for our product candidates, PSI-7977 and PSI-938;

•	Maintain an appropriate level of capitalization; and

•	Develop pre-launch marketing plan for PSI-7977.

Key individual performance objectives for our Named Executive Officers for fiscal 2012 include:

Executive	Position	Key 2012 Individual Objectives
P. Schaefer Price	President and CEO	• Our corporate objectives are also the individual objectives of our President and CEO • Assure achievement of individual performance objectives of our other Named Executive Officers

Kurt Leutzinger	Chief Financial Officer	• Maintain appropriate levels of capital • Increase investor interest in Pharmasset • Document and maintain effective internal control over financial reporting

M. Michelle Berrey	Chief Medical Officer	• Identify target audiences, develop and initiate educational plan for each • Develop HECON plan and initiate implementation • Develop Continuing Medical Education goals and begin plan execution

Michael J. Otto	Chief Scientific Officer	• Support development projects • Investigate discovery leads in other viruses and undertake structure activity relationships with targets

Michael D. Rogers	Chief Development Officer	• Execute PSI-7977 phase 3 and pre-NDA plans • Commit to PSI-938 late-stage development plans

In addition, the Named Executive Officers and the Company have other, more specific and less material, objectives in fiscal 2012. The majority of these objectives were designed to support the above-stated objectives.

The level of achievement of the individual and corporate objectives described above inform the Compensation Committee’s recommendation and our board of directors’ determination regarding the payment of annual incentive bonus compensation, but is not entirely determinative. Whether or not the listed objectives are achieved, in accordance with our Annual Performance Management Program, the Compensation Committee and our board of directors may choose to adjust the annual incentive bonus compensation to be more or less than the target levels noted above based on its evaluation of our corporate performance and each Named Executive Officer’s individual performance. The Compensation Committee and our board of directors seek input from our Chief Executive Officer in evaluating individual executives’ performance (other than the performance of the Chief Executive Officer himself) for purposes of awarding annual incentive bonus compensation.

Other Incentive Compensation

In addition to our annual incentive bonus compensation described above, in particular circumstances, our board of directors may authorize cash sign-on incentive payments to new employees. Such payments are typically repayable in full to us if the employee voluntarily terminates employment with us within an agreed upon time period stated in the employee’s offer letter. Whether a sign-on incentive payment is paid, and the amount thereof, is determined on a case-by-case basis under the specific hiring circumstances.

Equity-Based Awards

We believe that long-term performance is achieved through a culture that encourages long-term participation by all of our employees through equity-based awards. Our Revised 2007 Plan allows for the grant of stock options, restricted stock, and other equity-based awards to all of our employees (including our Named Executive Officers). Our board of directors authorizes initial grants of stock options, as well as annual grants of stock options to our Named Executive Officers. We have chosen to grant stock options to our Named Executive Officers because we believe stock options effectively align the interests of our Named Executive Officers with those of holders of Shares, and may also serve as an effective retention tool. We have reviewed other types of equity-based awards, such as restricted stock awards, and have decided not to grant such types of awards to our Named Executive Officers at this time. However, we may choose to grant other types of equity-based awards to our Named Executive Officers in the future.

Initial stock option awards. Executives and other employees who join us are typically awarded initial stock option grants upon or shortly following their hire. These grants have an exercise price equal to the fair market value of our common stock on the grant date and, in general, have a four-year vesting schedule of 25% on the first anniversary of the date of grant and 6.25% quarterly thereafter for the following three years. The size of the initial stock option award is determined based on the employee’s position with us and analysis of the compensation survey data we utilize.

Annual stock option awards. For the reasons stated above, our practice is to make annual stock option awards as part of our overall Annual Performance Management Program. The annual aggregate value of these awards is set in an amount sufficient to place the Named Executive Officer group as a whole at or near our targeted percentage for total equity compensation relative to the Survey Data (55% for fiscal 2011 and 75% for fiscal 2012), subject to adjustments to reflect the individual’s background, experience, and job performance.

As part of the year-end compensation review process, our Chief Executive Officer recommends to the Compensation Committee the grant of certain stock option awards to our Named Executive Officers (other than to himself). The Compensation Committee then reviews such recommended grants and makes its own recommendation regarding such grants to our board, which reviews and, if appropriate, approves the grants to our Named Executive Officers. Similar to the annual bonus compensation described above, the amount of stock option grants recommended for the Named Executive Officers (other than our Chief Executive Officer) by our Chief Executive Officer are based upon a review of stock option compensation survey data and the Chief Executive Officer’s evaluation of our corporate performance and each Named Executive Officer’s individual performance during the most recently completed fiscal year. The stock option grants recommended by our Chief Executive Officer for our Named Executive Officers are reviewed by our Compensation Committee and submitted to the board for their approval. With regard to the annual grant of stock options to our Chief Executive Officer, our human resources group collects comparable company data and provides it to the Compensation Committee, who uses such data and certain other compensation survey data to recommend an annual stock option grant for our Chief Executive Officer (which must be approved by our board of directors).

As part of the fiscal 2011 Annual Performance Management Program, our board of directors reviewed and ratified stock option grants to our Named Executive Officers that were recommended by our Chief Executive Officer and Compensation Committee based on their review of the performance of each Named Executive Officer. See the “Grants of Plan-Based Awards 2011” table later in this section.

Termination Based Compensation

As a general matter, our board of directors believes that reasonable change in control protection is necessary for our Named Executive Officers in order for us to recruit and retain qualified executives. In setting the terms of any termination-based compensation (whether as part of a broader employment agreement or a standalone change of control severance agreement), the Compensation Committee recognizes that our Named Executive Officers will likely face challenges securing new employment following involuntary termination. Further, in cases of a change in control, the Compensation Committee believes such severance arrangements minimize operational disruption due to potential departures and help ensure smooth transition of the Named Executive Officer’s responsibilities and enable management to more objectively evaluate the merits of any proposed transaction. Therefore, upon involuntary termination of employment after a change in control, our Named Executive Officers are entitled to receive severance payments under either their employment agreement or change of control severance agreement.

In the judgment of our board of directors, the severance packages of our Named Executive Officers are generally in line with severance packages offered to similar executive officers of companies of similar size to us as represented in the publicly available compensation data. This conclusion is based on, among other things, the Radford Analysis. Please see the section below entitled “Potential Payments upon Termination or Change of Control” for further discussion of such severance packages.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Pharmasset, Inc., have reviewed and discussed the “Compensation Discussion and Analysis” set forth above with management and, based on our review and discussions, we recommend to the board of directors that the “Compensation Discussion and Analysis” set forth above be included in this Information Statement.

By the Compensation Committee of the Board of Directors:

Robert F. Williamson III, Chair

Elliot F. Hahn, Ph.D.

Michael K. Inouye

SUMMARY COMPENSATION TABLE 2011

The following table shows the total compensation accrued for fiscal 2011, 2010 and 2009 for our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Option Awards (2)	All Other Compensation (3)	Total
P. Schaefer Price	2011	$508,700	$349,731	$1,562,493	$5,228	$2,426,152
President and Chief	2010	$463,000	$260,000	$663,650	$5,228	$1,391,878
Executive Officer	2009	$455,000	$170,000	$308,043	$5,228	$938,271

Kurt Leutzinger	2011	$320,000	$160,000	$553,344	$3,086	$1,036,429
Chief Financial Officer	2010	$310,000	$116,250	$331,825	$6,043	$764,118
	2009	$280,125	$84,038	$102,681	$5,970	$472,814

M. Michelle Berrey	2011	$330,000	$165,000	$553,344	$5,191	$1,053,534
Chief Medical Officer	2010	$318,000	$95,400	$331,825	$5,075	$750,300
	2009	$288,500	$108,188	$154,022	$5,065	$555,774

Michael J. Otto	2011	$286,000	$143,000	$468,935	$6,606	$904,541
Chief Scientific Officer	2010	$265,000	$92,750	$265,460	$6,457	$629,667
	2009	$253,000	$75,900	$154,022	$6,386	$489,307

Michael D. Rogers	2011	$292,500	$146,250	$468,935	$5,820	$913,506
Chief Development Officer	2010	$280,000	$119,000	$265,460	$5,952	$670,412
	2009	$270,000	$81,000	$—	$5,913	$356,913

(1)	The amounts in this column represent annual incentive compensation awarded to each executive with respect to the executive’s performance during fiscal 2011, 2010 or 2009, as determined in the discretion of the Compensation Committee and our board of directors. As described above in the Compensation Discussion and Analysis, our Chief Executive Officer’s fiscal 2011 target bonus was 55% of his annual base salary, and the target bonus for each of the other Named Executive Officers was 45%, with a maximum in all cases of 125% of annual base salary. Based on the actual level of achievement of certain corporate and individual objectives, our board of directors awarded our Chief Executive Officer a bonus of approximately 69% of his annual base salary, and each of the other Named Executive Officers was awarded a bonus of 50% of his or her annual base salary.
(2)	The amounts in this column represent the entire grant date fair value, calculated in accordance with FASB ASC Topic 718, for the aggregate number of options granted to each Named Executive Officer during 2011, 2010 or 2009, as the case may be, and reflect the effect of the 2011 Stock Split. There can be no assurance that these amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 6 to our audited financial statements for fiscal 2011, included in our 2011 Form 10-K. As described above in the Compensation Discussion and Analysis, the aggregate grant date fair value of these awards is set based on a targeted percentage relative to certain peer companies.

(3)	The amounts in this column for fiscal 2011 represent the following:

Name and Principal Position	Company 401(k) Contribution Premium (a)	Group Term Insurance Premium Cost	Long Term Disability Cost	Total
P. Schaefer Price
Chief Executive Officer	$3,500	$450	$1,278	$5,228

Kurt Leutzinger
Chief Financial Officer	$—	$1,808	$1,278	$3,086

M. Michelle Berrey
Chief Medical Officer	$3,500	$413	$1,278	$5,191

Michael J. Otto
Chief Scientific Officer	$3,500	$1,828	$1,278	$6,606

Michael D. Rogers
Chief Development Officer	$3,305	$1,237	$1,278	$5,820

(a)	Our 401(k) plan has a maximum company annual matching contribution of $3,500.

GRANTS OF PLAN-BASED AWARDS 2011

The following table sets forth information regarding each grant of an award made to each Named Executive Officer during fiscal 2011 under any plan, contract, authorization, or arrangement pursuant to which cash, securities, similar instruments, or other property may be received.

Name and Principal Position	Grant Date	Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards (2)
P. Schaefer Price
Chief Executive Officer	10/14/2010	166,600	$16.17	$1,562,493

Kurt Leutzinger
Chief Financial Officer	10/14/2010	59,000	$16.17	$553,344

M. Michelle Berrey
Chief Medical Officer	10/14/2010	59,000	$16.17	$553,344

Michael J. Otto
Chief Scientific Officer	10/14/2010	50,000	$16.17	$468,935

Michael D. Rogers
Chief Development Officer	10/14/2010	50,000	$16.17	$468,935

(1)	The amounts shown in this column represent stock options granted to our Named Executive Officers pursuant to our Revised 2007 Plan and reflect the effect of the 2011 Stock Split. These options have a vesting schedule of 25% on the first anniversary of the date of grant and an additional 6.25% at the end of each three-month period thereafter for the following three years.
(2)	The amounts reported in this column represent the entire grant date fair value, calculated in accordance with FASB ASC Topic 718, for the aggregate number of options granted to each Named Executive Officer and reflect the effect of the 2011 Stock Split. There can be no assurance that these amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 6 to our audited financial statements for fiscal 2011, included in our 2011 Form 10-K.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

The following table sets forth information concerning stock options held on September 30, 2011, the last day of our 2011 fiscal year, for each Named Executive Officer.

Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
P. Schaefer Price
Chief Executive Officer	411,915	—	$1.50	8/10/14	(1)
	68,751	—	$1.94	5/24/16	(2)
	160,000	—	$2.01	11/7/16	(1)
	133,332	—	$4.50	5/2/17	(3)
	174,375	11,625	$6.84	10/10/17	(1)
	41,250	18,750	$9.30	10/29/18	(1)
	43,750	56,250	$10.83	10/14/19	(1)
	—	166,600	$16.17	10/14/20	(1)

Kurt Leutzinger
Chief Financial Officer	125,000	—	$1.50	1/17/2015	(1)
	68,500	—	$1.94	5/24/16	(4)
	51,000	—	$2.01	11/7/16	(1)
	58,125	3,875	$6.84	10/10/17	(1)
	13,750	6,250	$9.30	10/29/18	(1)
	21,875	28,125	$10.83	10/14/19	(1)
	—	59,000	$16.17	10/14/20	(1)

M. Michelle Berrey
Chief Medical Officer	98,217	—	$2.10	1/16/17	(1)
	3,125	3,125	$6.84	10/10/17	(1)
	1	9,375	$9.30	10/29/18	(1)
	1	28,125	$10.83	10/14/19	(1)
	—	59,000	$16.17	10/14/20	(1)

Michael J. Otto
Chief Scientific Officer	10,000	—	$2.01	11/7/16	(1)
	24,942	2,500	$6.84	10/10/17	(1)
	2,767	9,375	$9.30	10/29/18	(1)
	17,500	22,500	$10.83	10/14/19	(1)
	—	50,000	$16.17	10/14/20	(1)

Michael D. Rogers
Chief Development Officer	43,125	9,375	$6.94	11/1/17	(1)
	17,500	22,500	$10.83	10/14/19	(1)
	—	50,000	$16.17	10/14/20	(1)

(1)	These options, which reflect the effect of the 2011 Stock Split, vest as to 25% on the first anniversary of the date of grant and as to an additional 6.25% at the end of each three-month period thereafter for the following three years. Options reported in the table above were, in each case, granted exactly ten years before the date reported in the “Option Expiration Date” column.
(2)	These options, which reflect the effect of the 2011 Stock Split, vested as to 25% of the Shares on August 10, 2006 and as to an additional 6.25% at the end of each three-month period thereafter for the following three years. These options were granted on May 24, 2006.
(3)	All of these options, which reflect the effect of the 2011 Stock Split, vested immediately and were exercisable on the date of grant, which was May 2, 2007.

(4)	These options, which reflect the effect of the 2011 Stock Split, vested as to 25% on January 17, 2007 and as to an additional 6.25% at the end of each three-month period thereafter for the following three years. These options were granted on May 24, 2006.

OPTION EXERCISES 2011

The following table sets forth information concerning stock options exercised during fiscal 2011 for each of the Named Executive Officers.

	Option Awards
Name and Principal Position	Number of Shares Acquired on Exercise	Value Realized On Exercise (1)
P. Schaefer Price
Chief Executive Officer	160,000	$9,016,446

Kurt Leutzinger
Chief Financial Officer	—	$—

M. Michelle Berrey
Chief Medical Officer	107,080	$4,691,336

Michael J. Otto
Chief Scientific Officer	46,038	$1,420,358

Michael D. Rogers
Chief Development Officer	60,000	$2,654,468

(1)	Calculated by multiplying the number of Shares times the difference between the closing price of our Shares on the date of exercise and the exercise price. Amounts in this table reflect the effect of the 2011 Stock Split.

Potential Payments upon Termination or Change in Control

The following is a review of the payments and benefits that would be due to each of our Named Executive Officers upon the termination of his or her employment with us. The amounts in the tables below assume that each termination was effective as of September 30, 2011 and are merely illustrative of the impact of a hypothetical termination of employment (and, if applicable, a hypothetical change in control). The amounts to be payable upon an actual termination of employment can only be determined at the time of such termination based on the facts and circumstances then prevailing.

Chief Executive Officer

Under the terms of an Employment Agreement between us and Mr. Price dated June 15, 2004 (the “Price Agreement”), if we terminate Mr. Price’s employment due to his inability to perform the essential functions of his position by reason of physical or mental disability for a period of 90 consecutive calendar days, Mr. Price will receive the severance benefits described later in this section.

In addition, under the terms of the Price Agreement, if we terminate Mr. Price without cause or he resigns with good reason (as defined below) within 18 months following a change of control (as defined below), then we or our successor-in-interest must (i) accelerate the vesting of all Mr. Price’s stock options, (ii) pay Mr. Price a lump-sum severance payment equal to one and a half times his then current annual base salary, plus the amount of benefits that would otherwise be payable to Mr. Price prior to Mr. Price’s termination and (iii) provide Mr. Price with salary, bonus and benefits continuation for one year following such termination (at the levels of each in effect immediately prior to termination). If we terminate Mr. Price’s employment without cause prior to a change of control or more than 18 months following a change of control, then we or our successor-in-interest must (i) accelerate the vesting of Mr. Price’s stock options which would have vested during the 12 months following the date of termination and (ii) provide Mr. Price with salary, bonus and benefits continuation for one year following such termination (at the levels of each in effect immediately prior to termination). In each case, payments to Mr. Price will be delayed if and to the extent required pursuant to Section 409A of the Code. If we terminate Mr. Price’s employment for cause or if he resigns without good reason, then he will not be entitled to receive severance payments or benefits.

For purposes of the Price Agreement:

•

“cause” means (i) acts amounting to gross negligence or moral turpitude which are detrimental to us, (ii) fraud or embezzlement of funds or property, (iii) conviction of or pleading guilty to a felony not involving traffic or administrative sanctions, (iv) failure to observe or perform any material covenant, condition, or provision of the Price Agreement or our written policies and, when such failure is capable of remedy, such failure is not remedied within five business days after notice of such failure by us, or (v) performance of substantial and continued business services for any other person or entity without the prior written consent of the Chairman of our board of directors;

•

“change of control” means (i) a transaction, including a merger or other reorganization of us or acquisition of our shares, if following such transaction, the holders of our voting stock own less than 50% of the voting stock of the purchaser or surviving entity or (ii) a sale of substantially all of our assets; and

•

“good reason” means a reduction in Mr. Price’s overall level of responsibility, requiring him to report to anyone other than our board of directors, or the elimination of any of his current principal duties.

Under the terms of the Price Agreement, Mr. Price is prohibited, during the term of his employment with us and for a period of 18 months thereafter, from directly or indirectly (i) soliciting our employees or (ii) engaging in a business that is competitive with us in North America, Latin America, or South America, in each case without our consent. If Mr. Price violates these provisions, the company may cancel the severance benefits described above.

In addition, the Company previously entered into a change in control severance agreement with Mr. Price, which entitles Mr. Price to the better of the severance benefits provided under such agreement and the Price Agreement. Mr. Price’s change in control severance agreement also provides that if any of the payments and benefits provided under the change in control severance agreement or otherwise (including pursuant to the Price Agreement) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Mr. Price would receive the greater of such payments and benefits or a lesser amount to the extent that such amount would not be subject to the Excise Tax, in each case on an after-tax basis. Because the Price Agreement provides for higher severance benefits than those pursuant his change in control severance agreement, consistent with our disclosure in prior years, this Information Statement assumes that Mr. Price will receive the severance payments and benefits pursuant to the Price Agreement as described above.

The following table sets forth potential termination and change-in-control payments pursuant to the Price Agreement assuming Mr. Price was terminated effective September 30, 2011. Actual amounts to be paid out in the event of Mr. Price’s actual termination can only be determined at the time of Mr. Price’s actual termination.

Name and Principal Position	Termination Without Cause Prior To A Change-In- Control or 18 Months After A Change- In-Control	Termination Without Cause or Resignation With Good Reason Within 18 Months Following A Change-In- Control
P. Schaefer Price
Chief Executive Officer
Severance Package (1)	$—	$763,050
Salary, Bonus and Benefits Continuation (2)	819,811	819,811
Market Value of Stock Vesting (3)	—	17,301,144
Market Value of Stock Vesting (4)	8,587,739	—

	$9,407,550	$18,884,005

(1)	Represents a lump-sum payment equal to one and a half times Mr. Price’s current annual base salary.
(2)	Represents salary, bonus, and benefits (primarily health, dental, and vision insurance payments and a matching contribution under our tax-qualified 401(k) plan) continuation for one year following termination.
(3)	Represents the acceleration of vesting of all of Mr. Price’s otherwise unvested stock options as of September 30, 2011 and reflects the effect of the 2011 Stock Split. The value shown is equal to the Shares multiplied by the difference between the then current stock price and the exercise price of the options. The value of our common stock on September 30, 2011 was $82.37.
(4)	Represents the acceleration of vesting of Mr. Price’s unvested stock options which would have vested in the 12 month period following September 30, 2011 and reflects the effect of the 2011 Stock Split. The value shown is equal to the Shares multiplied by the difference between the then current stock price and the exercise price of the options.

Named Executive Officers other than our Chief Executive Officer

We have entered into change of control severance agreements with each of Mr. Leutzinger and Drs. Otto, Rogers and Berrey (“Change of Control Agreements”). Each Change of Control Agreement has substantively similar terms and provides each executive with certain severance benefits and accelerated stock option vesting upon involuntary termination of employment within 18 months after a change of control. For the purpose of the Change of Control Agreements, “change of control” means (i) the consummation of a merger or consolidation with any other corporation or other entity that results in a greater than 50% change of the total voting power represented by the voting securities of the Company or surviving entity; (ii) the approval by holders of Shares of a plan of complete liquidation of the Company or an agreement for the sale or disposition by us of all or substantially all of our assets; or (iii) any person or persons becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

Under the terms of their Change of Control Agreements, Mr. Leutzinger and Drs. Otto, Rogers and Berrey are all entitled to the following benefits: (i) a lump-sum payment equal to 12 months of his or her then current base salary within 30 days of his or her involuntary termination; (ii) an acceleration of the vesting of all outstanding stock options immediately prior to the change of control; (iii) a two-year period following his or her termination during which he or she may exercise all vested stock options and (iv) a continuation of the same level of health coverage and benefits until the earliest of (x) the date he or she is no longer eligible to receive COBRA benefits, (y) 12 months from the date of termination and (z) the date he or she receives similar benefits from a new employer.

The following table quantifies the potential payments and benefits under the Change of Control Agreements to which each of Mr. Leutzinger and Drs. Otto, Rogers and Berrey would be entitled if the executive officer was involuntary terminated following a change in control. The amounts shown assume that the termination was effective as of September 30, 2011. The actual amounts paid out can only be determined at the time of such named executive officer’s actual involuntary termination.

Name and Principal Position	Salary and Benefits (1)	Market Value of Stock Vesting (2)	Total
Kurt Leutzinger
Chief Financial Officer	$353,831	$6,667,229	$7,021,060

M. Michelle Berrey
Chief Medical Officer	$358,123	$6,838,925	$7,197,048

Michael J. Otto
Chief Scientific Officer	$319,831	$5,793,506	$6,113,337

Michael D. Rogers
Chief Development Officer	$292,500	$5,626,806	$5,919,306

(1)	Represents salary and benefits (health, dental, and vision insurance costs) continuation for one year following involuntary termination.
(2)	Represents the acceleration of vesting of all of such Named Executive Officer’s otherwise unvested stock options as of September 30, 2011 and reflects the effect of the 2011 Stock Split. The value shown is equal to the Shares multiplied by the difference between the then current stock price and the exercise price of the options. The value of our common stock on September 30, 2011 was $82.37.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of Shares as of December 1, 2011 by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to Shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of December 1, 2011 are deemed outstanding. Such Shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each holder of Shares named in the table has sole voting and investment power with respect to the Shares set forth opposite such holder’s name. The percentage of beneficial ownership is based on 75,737,695 Shares outstanding on December 1, 2011, and reflects the effect of the 2011 Stock Split.

Unless otherwise indicated, the address for each person or entity named below is c/o Pharmasset, Inc., 303-A College Road East, Princeton, New Jersey 08540.

	Shares Beneficially Owned
Name and Address	Number	Percentage
Five Percent Stockholders:
Fidelity Management and Research (1)	9,573,720	12.6%
82 Devonshire Street
Boston, MA 02109
Capital World Investors (2)	7,546,300	10.0%
333 South Hope Street
Los Angeles, CA 90071
T. Rowe Price Associates, Inc (3)	4,246,643	5.6%
100 East Pratt Street
Baltimore, MD 21202
Capital Research Global Investors (4)	4,244,700	5.6%
333 South Hope Street
Los Angeles, CA 90071
Baker Brothers Advisors LLC (5)	4,093,582	5.4%
667 Madison Avenue, 17th Floor
New York, NY 10021

	Shares Beneficially Owned
Name	Number	Percentage
Directors and Executive Officers:
William J. Carney (6)	291,747	*
Herbert J. Conrad (7)	135,750	*
Elliot F. Hahn, Ph.D. (8)	291,749	*
Michael K. Inouye (9)	227,417	*
Robert F. Williamson III (10)	188,414	*
P. Schaefer Price, M.B.A. (11)	1,843,624	2.4%
Kurt Leutzinger, C.P.A., M.B.A. (12)	742,145	1.0%
Michael D. Rogers, Ph.D. (13)	90,625	*
M. Michelle Berrey, M.D., MPH (14)	129,782	*
Michael J. Otto, Ph.D. (15)	78,963	*

All directors and executive officers as a group (12 persons) (6)(7)(8)(9)(10)(11)(12)(13)(14)(15)	4,020,215	5.3%

*	Less than 1% of outstanding Shares.
(1)	Represents 9,573,720 Shares owned directly by Fidelity Management and Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, or indirectly through affiliates of Fidelity or through entities controlled by Fidelity.
(2)	Represents 7,546,300 Shares owned directly by Capital World Investors or indirectly through affiliates of Capital World Investors or through entities controlled by Capital World Investors.
(3)	Represents 4,246,643 Shares owned directly by T. Rowe Price Associates, Inc. (“T. Rowe Price”) or indirectly through affiliates of T. Rowe Price or through entities controlled by T. Rowe Price.
(4)	Represents 4,244,700 Shares owned directly by Capital Research Global Investors or indirectly through affiliates of Capital Research Global Investors or through entities controlled by Capital Research Global Investors.
(5)	Represents 4,093,582 Shares owned directly by Baker Brothers Advisors LLC or indirectly through affiliates of Baker Brothers Advisors LLC or through entities controlled by Baker Brothers Advisors LLC.
(6)	Includes 140,417 Shares that are subject to immediately exercisable stock options, an additional 5,000 Shares that may be acquired upon the exercise of stock options within 60 days of December 1, 2011, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 18, 2013, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 23, 2014, and 1,000 shares of restricted stock that cannot be sold until they fully vest on October 11, 2014.
(7)	Includes 113,750 Shares that are subject to immediately exercisable stock options, an additional 5,000 Shares that may be acquired upon the exercise of stock options within 60 days of December 1, 2011, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 18, 2013, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 23, 2014, and 1,000 shares of restricted stock that cannot be sold until they fully vest on October 11, 2014.
(8)	Represents 8,000 Shares owned by Elliot F. Hahn, 111,126 Shares owned by Elliot F. Hahn TTEE FBO Elliot F. Hahn Retained Annuity Trust 1, 111,122 Shares owned by Elliot F. Hahn TTEE FBO Elliot F. Hahn Retained Annuity Trust 2, 47,501 Shares that are subject to immediately exercisable stock options, an additional 5,000 Shares that may be acquired upon the exercise of stock options within 60 days of December 1, 2011, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 18, 2013, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 23, 2014, and 1,000 shares of restricted stock that cannot be sold until they fully vest on October 11, 2014.
(9)	Includes 200,417 Shares that are subject to immediately exercisable stock options, an additional 5,000 Shares that may be acquired upon the exercise of stock options within 60 days of December 1, 2011, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 18, 2013, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 23, 2014, and 1,000 shares of restricted stock that cannot be sold until they fully vest on October 11, 2014.

(10)	Includes 176,414 Shares that are subject to immediately exercisable stock options, an additional 5,000 Shares that may be acquired upon the exercise of stock options within 60 days of December 1, 2011, 2,000 shares of restricted stock that cannot be sold until they fully vest on March 18, 2013, 4,000 shares of restricted stock that cannot be sold until they fully vest on March 23, 2014, and 1,000 shares of restricted stock that cannot be sold until they fully vest on October 11, 2014.
(11)	Represents 628,044 Shares owned by P. Schaefer Price, 69,260 Shares owned by the P. Schaefer Price 2011 Irrevocable Trust for the benefit of Phoebe Grace Price, 69,260 Shares owned by the P. Schaefer Price 2011 Irrevocable Trust for the benefit of Zoe Belle Price, 1,056,647 Shares that are subject to immediately exercisable stock options and an additional 20,413 Shares that may be acquired upon the exercise of stock options within 60 days of November 30, 2011.
(12)	Represents 222,232 Shares owned by Kurt Leutzinger, 75,300 Shares owned by the Kurt Leutzinger 2011 Irrevocable Trust for the benefit of Jessica Falencki, 75,300 Shares owned by the Kurt Leutzinger 2011 Irrevocable Trust for the benefit of Michelle Leutzinger, 361,250 Shares that are subject to immediately exercisable stock options and an additional 8,063 Shares that may be acquired upon the exercise of stock options within 60 days of November 30, 2011.
(13)	Includes 85,000 Shares that are subject to immediately exercisable stock options and an additional 5,625 Shares that may be acquired upon the exercise of options within 60 days of November 30, 2011.
(14)	Includes 121,095 Shares that are subject to immediately exercisable stock options and an additional 8,688 Shares that may be acquired upon the exercise of options within 60 days of November 30, 2011.
(15)	Includes 57,085 Shares that are subject to immediately exercisable stock options and an additional 7,500 Shares that may be acquired upon the exercise of options within 60 days of November 30, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock. Based solely on our review of copies of Section 16(a) reports furnished to us and representations made to us, we believe that during fiscal 2011 our officers, directors, and holders of more than 10% of our common stock complied with all Section 16(a) filing requirements, except with respect to one untimely Form 4 filed by Herbert J. Conrad reporting a grant of stock options.

ANNEX B

1585 Broadway

New York, NY 10036

November 20, 2011

Board of Directors

Pharmasset, Inc.

303-A College Road East

Princeton, NJ 08540

Members of the Board:

We understand that Pharmasset, Inc. (the “Company”), Gilead Sciences, Inc. (the “Buyer”) and Royal Merger Sub Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 20, 2011 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $137.00 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or the Company or as to which appraisal rights have been perfected, will be converted into the right to receive $137.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

7)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

8)	Reviewed the Merger Agreement and certain related documents; and

9)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer and financial advisory and financing services for the Company, and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will trade at any time. Morgan Stanley expresses no opinion or recommendation as to whether any holders of shares of Company Common Stock should tender such shares pursuant to the Tender Offer or how any stockholders of the Company should vote at the stockholders’ meeting to be held in connection with the Merger.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ari Terry
Ari Terry Managing Director

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ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to

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withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented

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by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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